As confidentially submitted to the Securities and Exchange Commission on July 12, 2023

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

CONFIDENTIAL SUBMISSION ON

FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Reticulate Micro, Inc.

(Exact name of registrant as specified in its charter)

Nevada	7370	88-2960484
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3255 Bayside Lakes Blvd, Ste. 106

Palm Bay, FL 32909

(866) 706-4276

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Vcorp Services, LLC

701 S. Carson Street, Suite 200

Carson City, NV 89701

(888) 528-2677

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Louis A. Bevilacqua, Esq. Bevilacqua PLLC 1050 Connecticut Avenue, NW, Suite 500 Washington, DC 20036 (202) 869-0888	Cavas Pavri, Esq. ArentFox Schiff LLP 1717 K Street, NW Washington, DC 20006 (202) 724-6847

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for comply with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation (FAST) Act, we are not required to file our financial information for the three months ended March 31, 2023 and 2022 in this draft confidential submission because we expect to file our financial information for the six months ended June 30, 2023 and 2022 in our registration statement when it is publicly filed. While the financial information for the three months ended March 31, 2023 and 2022 is otherwise required by Regulation S-X in this draft confidential submission, it is not expected to be required to be included in the Form S-1 filing at the time of the contemplated offering and therefore has been omitted from this draft confidential submission. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED JULY 12, 2023

Reticulate Micro, Inc.

 Shares of Class A Common Stock

This is an initial public offering of our shares of Class A Common Stock, $0.001 par value per share, or the Class A Common Stock. We are offering [   ] of our shares of Class A Common Stock. It is currently estimated that the initial public offering price will be between $[   ] and $[   ].

Prior to this offering, there has been no public market for our shares. We are in the process of applying to list our shares of Class A Common Stock on NYSE American, under the symbol “RMIC”. We believe that upon the completion of this offering, we will meet the standards for listing, and the closing of this offering is contingent upon such listing.

We have two classes of authorized common stock, Class A Common Stock and Class B Common Stock, $0.001 par value per share, or the Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to one hundred votes per share. As of the date of this prospectus, Makena Investment Advisors, LLC, which is beneficially owned by Michael Chermak, our Executive Chairman, and Basestones, Inc., the holders of our outstanding Class B Common Stock held approximately 96.0% of the voting power of our outstanding capital stock.

Following this offering, based on the estimated public offering price of $[   ] per share, and assuming that the underwriters do not exercise the over-allotment option, Makena Investment Advisors, LLC and Basestones, Inc., will retain controlling voting power in the Company based on having approximately [   ]% of all voting rights. However, we will not be a “controlled company” under the rules of NYSE American.

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012, under applicable U.S. federal securities laws, and are eligible for reduced public company reporting requirements. See “Risk Factors—Risks Related to This Offering and Ownership of Our Class A Common Stock—We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our stockholders could receive less information than they might expect to receive from more mature public companies.” for more information.

Investing in our securities is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 12 for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any state or provincial securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us, before expenses	$	$

(1)	We have agreed to reimburse Boustead Securities, LLC, as representative of the underwriters, or the representative, for certain expenses, and will receive compensation in addition to underwriting discounts and commissions. See “Underwriting” for additional disclosure regarding underwriters’ compensation and offering expenses.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and purchase all of the shares of Class A Common Stock offered under this prospectus if any such shares are taken.

We have granted the underwriters an option for a period of 45 days from the date of this prospectus to purchase up to 15% of the total number of our shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discount. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $[   ] based on the initial public offering price of $[   ] per share, and the total gross proceeds to us, before underwriting discounts and commission expenses, will be $[   ]. Net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the shares of Class A Common Stock to purchasers in the offering on or about [   ].

Boustead Securities, LLC

The date of this prospectus is .

i

Please read this prospectus carefully. It describes our business, financial condition, results of operations and prospects, among other things. We are responsible for the information contained in this prospectus and in any free-writing prospectus we have authorized. Neither we nor the underwriter have authorized anyone to provide you with different information, and neither we nor the underwriter take responsibility for any other information others may give you. Neither we nor the underwriter are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A Common Stock. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We use various trademarks, trade names and service marks in our business, including “VAST”, “VISION OS” and associated marks. For convenience, we may not include the SM, ® or ™ symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. Any other trademarks, trade names or service marks referred to in this prospectus are the property of their respective owners.

INDUSTRY AND MARKET DATA

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys as well as public filings and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Statements as to our ranking, market position and market estimates are based on third-party forecasts, management’s estimates and assumptions about our markets and our internal research. We have not independently verified such third-party information, nor have we ascertained the underlying economic assumptions relied upon in those sources. While we believe that all such information contained in this prospectus is accurate and complete, nonetheless such data involve uncertainties and risks, including risks from errors, and is subject to change based on various factors, including those discussed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our Class A Common Stock. You should carefully read the entire prospectus, including the risks associated with an investment in our company discussed in the “Risk Factors” section of this prospectus, before making an investment decision. Some of the statements in this prospectus are forward-looking statements. See the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

In this prospectus, unless the context indicates otherwise, “we,” “us,” “our,” “Reticulate Micro,” “RM,” “the Company,” “our company” and similar references refer to the operations of Reticulate Micro, Inc., a Nevada corporation.

Overview

Reticulate Micro is a technology company focusing on developing, marketing, and delivering video-compression-based software and hardware products, built on our proprietary and patented Video Assured Secure Transmission (VAST) video compression coding and decoding algorithms and methodologies. Reticulate Micro’s primary business focus is the development and delivery of resilient and secure internet communications technologies (ICTs) that enhance customer experiences with high-quality and low-latency video. Our core product line of video encoder appliances and virtual management appliances are designed to function in austere, industrial, and virtual environments to deliver highly reliable streaming video and situational awareness, with wieldiness and ease of use for non-technical customers. Our goal is to deliver unquestionably secure video content at the highest possible quality to meet customers’ needs for trustworthy and verifiable high-definition video.

Our primary business focus is the development and delivery of resilient and secure internet communications technologies (ICTs) that enhance customer experiences with high-quality and low-latency video. We achieve this by providing video streaming technologies, platforms, and services that utilize our proprietary and patented (US-9,451,291) VAST compression methodologies, our VISION OS, and our deep bench of industry expertise. Our technology platform offering centers on enabling the advancement of content-aware video coding and transport-aware distribution, scene and object detection for computer vision, virtual education delivery, the optimization of video distribution, and enhancing the trustworthiness of video to counter deepfake technologies. RM VISION OS enhances the implementation and use of our VAST-enabled appliances by providing remote provisioning, configuration, and management. We also provide support services that include consulting, installation support, training, bespoke systems design, integration, assembly, and testing. We have created a secure video, audio, and information-sharing platform ecosystem founded on our core intellectual property that delivers meaningful solutions to real world problems. Our technology will assure the creation, distribution, and delivery of higher quality video content anywhere and at any time.

Our Historical Performance

The Company’s independent registered public accounting firm has expressed substantial doubt as to the Company’s ability to continue as a going concern. For the years ended December 31, 2022 and 2021, we had net losses of $337,111 and $21,714, respectively. As of December 31, 2022, we had approximately $832,638 cash. We estimate that we will be able to conduct our planned operations using currently available capital resources for the next six months. We will seek to fund our operations through public offerings, including this offering, private equity offerings, debt financings, and government or other third-party funding. However, the Company may not be able to raise adequate funds for capital expenditures, working capital and other cash requirements from capital markets on acceptable terms, or at all. Advances from an officer or stockholder may likewise be unavailable. The Company’s failure to raise capital as and when needed and generate significantly higher revenues than operating expenses to achieve profitability would impact its going concern status and would have a negative impact on its financial condition and its ability to pursue its business strategy and continue as a going concern. For further discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Going Concern”.

Industry Overview

RM is strategically positioned to influence and shape the defense segment of the global video streaming infrastructure market, which is expected to grow at a compound annual growth rate (CAGR) of 18.3% from 2023 to 2028 (MarketsandMarkets Research, Video Encoders Market by Number of Channel (1-Channel, 2-Channel, 4-Channel, 8-Channel, 16-Channel, more than 16-Channel), Type (Standalone, Rack-mounted), Application (Broadcasting, Surveillance) and Geography – Global Forecast to 2027, August 2022).The defense market’s video encoder and content delivery network industry operate at the heart of global operations where high-quality, low-latency video feeds are vital for tactical and strategic actions. The introduction of deep fakes in this environment creates a new set of difficulties that are needed for sophisticated video authentication methods. These encoders have complex methods to authenticate video authenticity and guard against subtle fake modifications in addition to converting raw video into effectively transmittable and storable forms. The potential of the sector is being drastically altered by the introduction of 5G and the expansion of affordable global satellite connectivity. The availability of high-bandwidth, low-latency real-time video streaming is made possible by these technical developments, which increases the demand for advanced video encoders. This evolution underscores the increasingly critical role of secure, resilient, and high-speed video encoders and content delivery platform within the defense industry's global operational context.

Industry Trends. Over the past ten years, the defense video streaming market—which is supported by infrastructure products and services—has undergone substantial development and expansion. The demand for real-time, high-quality video for defense operations, the widespread availability of high bandwidth networks made possible by tactical on-the-go satellite communications (SATCOM) technologies, the shift to media distribution in the consumer space, and the consequent decline in media consumption over traditional linear infrastructure like cable, consumer satellite television, and free-to-air transmission were the initial factors that sparked the growth of the video streaming market. The following trends, we feel, are currently having the most effects on the live streaming business across all industries, from capture and production through distribution and delivery:

●	Advent of 5G: The emergence of 5G technology has undoubtedly been a game changer in the defense video streaming infrastructure market over the last decade. 5G networks, characterized by high-speed data transmission and extremely low latency, have greatly enhanced the capabilities of video streaming infrastructure. In defense applications, this allows for real-time video surveillance and the use of AI/ML-based analytics for instant decision-making. Moreover, it opens possibilities for teleoperation of military assets, from drones to remote weapon systems, using high-quality video feeds.

●	Emergence of AI and Machine Learning: Artificial Intelligence (AI) and Machine Learning (ML) have seen rapid integration into defense video streaming infrastructure, improving the efficiency and utility of surveillance and reconnaissance activities. These technologies can help identify patterns, detect anomalies, and predict threats by analyzing streamed video data in real-time. Additionally, AI/ML plays a crucial role in combating the menace of deep fake videos by analyzing and authenticating the video content, thus bolstering the security and reliability of the video streams.

●	IP-based Video Systems: The shift from traditional analog systems to Internet Protocol (IP) based video systems has been a significant trend in the defense sector. This transition provides numerous advantages, including improved scalability, flexibility, and remote access capabilities. The move towards IP video has enabled the integration of various video streams into a single interface, providing a comprehensive view of the operational environment and enhancing situational awareness.

●	Cloud and Edge Computing: The adoption of cloud and edge computing in defense video streaming has been transformative. Cloud technology provides scalable storage and easy accessibility of video data, while edge computing allows for the processing of video data closer to the source, reducing latency and increasing the speed of decision-making. Amid the COVID-19 pandemic, these technologies played a pivotal role in facilitating remote work for defense personnel, enabling secure and efficient access to necessary data and video streams from home.

●	Advanced Video Compression Techniques: The defense sector has been adopting advanced video compression techniques, such as H.265/HEVC, to improve the efficiency of video streaming. This technology enables high-quality video to be transmitted over lower bandwidth connections, reducing the cost, and improving the practicality of video transmission in remote or contested areas. This has become particularly important as the resolution and frame rate of video feeds increase, and as more video data is being collected and transmitted.

Our Products and Services

RM Hardware: Encoder appliances and associated systems. Our first generation of VAST video encoder appliances are modular in design to deliver a premium and bespoke product at value pricing. Customers only pay for the features that are required above our baseline offering. VAST appliances are designed to operate in the most austere conditions, ensuring reliable and secure communications and video delivery in the most challenging scenarios.

RM Software: Cloud Management Platform and Feature Licensing. RM Software includes a wide variety of options to enhance video, voice, and data delivery that are based on RM VAST technology. The software platform takes the same approach to modularity as our RM appliance product lines. Customers can determine the number of feature sets needed to meet their needs, with options that include (but are not limited to):

●	High efficiency video encoding

●	Video Transcoding

●	Situational Awareness information aggregation

●	Radio and cellular voice integration

●	Medical Triage data

●	Drone video and location information

●	Military communications network integration

●	End-user system health and status

●	Network transport monitoring and management

RM Support services: Installation, training, and systems design and integration. We offer customer support services to enhance the value of RM hardware and software offerings. These support services include:

●	Options for RM hardware and software installation support

●	In-person or virtual training and education support, delivering lessons on RM technologies or other curriculum as desired by customers

●	Systems design and integration, drawing from the deep bench of RM expertise in fields of software, hardware, electronics, computer, mechanical, and systems engineering.

RM Assembly: Third-party assembly. We provide assembly for external firms. We use recognized processes and procedures for maintaining product quality assurance, assuring we meet customer and stakeholder needs within statutory and regulatory requirements related to product and service delivery. We are in the process of pursing ISO 9001 certification, to prove our ability to consistently provide products and services that meet our customer and regulatory requirements.

RM Testing: Testing for conformance. We ensure that everything we produce meets customer performance specifications. Where required, RM hardware and software is designed to meet MIL-STD and NATO STANAG specifications and use certified third-party labs for full conformance testing. Our Florida campus is equipped with a small RF testing chamber for antenna testing, focusing on narrow-band antenna technologies.

Our Market Opportunity and Customers

Our initial business focus is on the defense, non-government organizations (NGOs), public safety, and industrial infrastructure sectors. We are positioned to grow our unique technologies into the commercial sector, as our core offerings transition from a software-based technology platform to our application specific integrated circuit (ASIC) offering. This ASIC-transition will enable broad and ubiquitous access to all markets that require secure video and computer vision technologies support.

Sales, Marketing and Customer Acquisition

We have a robust sales and marketing strategy comprised of the following components:

Multi-Channel Marketing. We have blended multi-channel marketing and promotion strategies that include direct-email, direct mail, information subscriptions, video advertising, tradeshow attendance, training events, front-line support influence, and live demonstrations. This blend of pull and push marketing ensures that we take advantage of every opportunity to inform our customers about RM capabilities and solutions, while pulling in their requirements to better inform our product strategy.

Values Added Reseller Product Placement. We see great value in establishing Value Added Reseller (VAR) agreements with firms that have extant relationships with our customer base, typically in the form of recompeted, omni-bus, or framework contracts. We have a pricing strategy that includes Manufacturer Suggested Retail Price (MSRP), VAR Pricing, and tiered bulk discounts based on order numbers that are negotiable based on target markets and VAR past performance. We value VAR relationships, where market goals are aligned and complementary.

Strategic Opportunity Identification. A key aspect of our overall marketing strategy is our method of qualifying our opportunities. All our opportunities are filtered through our three initial questions:

●	“Is this something that we do?”

●	“Is this something that we want to do?’

●	“Is this something that we don’t want to do?”

The other two primary considerations are funding availability and customer need. We only make products that meet customer needs – if a customer truly needs a capability, they will also have funding for it. When targeting opportunities, the intersecting crosshairs of customer need and customer funding are our tools of opportunity identification and qualification.

Customer Research and Development Funding. Another vector of our marketing strategy is to exploit research and development efforts that provide non-dilutive funding. These situations can be optimal because they foster collaborative customer buy-in, provide clear communications of customer needs, and help mature prototype technologies into fieldable products that are then purchased by customers.

Competition

In the defense video encoder market, several key competitors offer video encoding solutions tailored for the specific requirements of the defense industry. These competitors have established themselves as prominent players, and their solutions compete with our proprietary implementation of AV-1. AV-1 is an open source video coding format that uses advanced compression techniques to efficiently encode and compress video data by employing a combination of innovative algorithms, including predictive coding, transform coding, and entropy coding, to achieve high compression efficiency while maintaining good video quality. AV-1 was developed by the Alliance for Open Media, a consortium of technology companies. Overall, AV-1 encoding is designed to achieve significant compression gains compared to previous video coding formats, allowing for higher quality video streaming and storage with reduced bandwidth requirements. The top five market competitors in the defense video encoder market are Cisco Systems Inc., Imagine Communications Corp., Harmonic Inc., VITEC Group plc and AnsuR.

While these companies pose competition in the industry, we believe that our proprietary implementation of AV-1, a patented approach for low-latency encoding for computer vision, combined with our unique features and strategic partnerships, positions us favorably to capture a significant share of the defense video encoder market.

Our Strengths

We believe that we have competitive strengths, some of which are discussed below, that position us favorably in each aspect of our business. We believe our key competitive strengths include the following:

●	Low-Latency Simultaneous Multi-Stream Encoding and Decoding. VAST Low latency encoding reduces the time it takes between recording a video and playing it back. This is accomplished by utilizing our sophisticated compression techniques that enable the video data to be processed and delivered more quickly, cutting down on the amount of time the video must travel. This is crucial in scenarios like military operations, video conferencing, live streaming, and online gaming, where real-time video is essential. A more fluid and responsive watching experience is achieved by using low latency encoding, which helps to ensure that there is little lag or delay between the video source and the user.

●	High Quality Imagery. VAST utilizes cutting-edge algorithms that compress video data more effectively while limiting the loss of visual clarity, producing high-quality imagery. Our unique approach employs novel compression methods and allows for the use artificial intelligence and machine learning to examine video information and pinpoint specific regions of the image that can be compressed more severely without compromising visual quality. These methods can drastically reduce file sizes while preserving high levels of clarity and sharpness by deliberately lowering the amount of data needed to depict each frame of the movie.

●	Highly Efficient Performance. VAST is a high-efficiency video compression standard that optimizes the delivery of video material by combining cutting-edge compression methods with adaptive streaming technology. VAST uses cutting-edge compression algorithms to dramatically reduce the size of video files without compromising visual quality, providing a high-quality watching experience for users. It accomplishes this by using a number of sophisticated coding techniques, including transform coding, intra-frame prediction, and inter-frame prediction. VAST achieves this by integrating features like variable block sizes, adaptive motion vector prediction, and global motion correction that increase the compression efficiency of video footage. With the help of these capabilities, the encoder can more precisely identify and eliminate unnecessary information from video frames, resulting in reduced file sizes and improved visual quality.

●	Immutable Context Security. Our capacity to produce and broadcast immutable video is a critical component of VAST design. By providing an unchangeable record of the video data, immutable video improves video security by making it more difficult for attackers to tamper with or manipulate the video material. A unique digital fingerprint of each video frame is created using cryptographic hashes to create immutable video. It is practically impossible for someone to alter the video footage without being discovered because these fingerprints are recorded in a decentralized blockchain network. By offering a tamper-proof record of the video data, our immutable video approach can improve video security by making it more challenging for attackers to change the video information. This offers a clear chain of custody for the video data while also reducing the possibility of deep fakes and other types of video tampering.

●	Network Flexibility. VAST is designed to leverage adaptive streaming technologies in addition to powerful compression algorithms to improve the distribution of video material based on the viewer's device, network connection, and available bandwidth. This guarantees that the video quality is adjusted for each viewer's unique situation, leading to a more reliable and excellent viewing experience. Overall, our cutting-edge compression algorithms, machine learning, and adaptive streaming technologies are combined to offer high-quality imagery employing these unique video compression techniques.

●	Designed for Computer Vision. VAST offers a concise representation of video data that can be more effectively evaluated by computer vision algorithms, making it ideally suited for computer vision applications. A mathematical method called Discrete Wavelet Transform (DWT) divides a video signal into numerous sub-bands, each of which contains data on various frequency components of the signal. With the use of this decomposition, computer vision algorithms can concentrate on particular frequency ranges that hold crucial visual information, including edges and textures, while ignoring or discarding extraneous or redundant data. Computer vision algorithms can more effectively extract information from video data by evaluating the sub-bands produced by our VAST encoding method. This enables them to recognize and track objects, spot changes in the surroundings, and carry out other kinds of image analysis tasks.

Our Growth Strategies

The key elements of our strategy to expand our business include the following:

●	Assertive Anticipation and Action in Meeting Customer Needs. We take pride in listening to customer needs and requirements, and then quickly acting to meet their needs. The RM team is comprised of industry experts, military veterans, and public-safety personnel that each have a primary focus on understanding the continually changing needs of our customers and creating our solutions concepts through that lens. Our aim is to learn and know customer needs so well, through deep professional and personal relationships, that our ideation and action naturally aligns with our customers – we avoid wasting time and activity on those products, services, and capabilities that ultimately do not align with our customers.

●	Expand Multi-Cloud-Based and Hybrid-Infrastructures. RM VISION OS delivers demand-based video, voice, and data routing by scaling services across cloud-based virtual infrastructures that span multiple cloud providers and infrastructure on customer premises. This approach bolsters resiliency by exploiting the elastic computational fabric of the cloud, shifting resource consumption to avoid outages, reduce latencies, and lower the costs associated with private infrastructure maintenance. Our VISION OS leverages this multi-cloud and hybrid-infrastructure approach to intelligently route information over fast and secure transport paths, while avoiding the burden of heavy systems administration.

●	Increase RM Footprint in Customer Networks. We understand that customer networks are continually evolving and growing in response to ever-changing operational landscapes and mission needs. RM is poised to help our customers not only meet their insatiable demand for secure and high-quality video, voice, and data – we also work to identify adjacent opportunities that are complementary to RM core business and extend solutions to meet those needs.

●	Drive Strategic Relationships. A core component of our corporate culture is the understanding that teams win championships. This worldview lens also colors our perception and strategy towards industry and customer partnerships. The market we serve is ever-expanding and the demand for our technology offerings is growing in demand. We recognize that while we will be successful in building and growing our business, strong relationships with like-minded and adjacent partners in industry is a force multiplier to that success. We believe that industry teaming extends our talent-bench beyond the corporate walls of RM and leads to repeatable wins.

●	Strategic Acquisitions. We believe that strategic acquisitions of firms and technologies that complement our core technology portfolio is an effective way to augment and enhance our organic growth. RM has a mature process for identifying, acquiring, and integrating businesses to allow RM to expand our product offering into adjacent verticals.

Implications of Being an Emerging Growth Company

Upon the completion of this offering, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Class B Common Stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Dual Class Structure

Under our articles of incorporation, we are authorized to issue two classes of common stock, Class A Common Stock and Class B Common Stock, and any number of classes of preferred stock. Class A Common Stock is entitled to one vote per share on proposals requiring or requesting shareholder approval, and Class B Common Stock is entitled to one hundred votes on any such matter. A share of Class B Common Stock may be voluntarily converted into a share of Class A Common Stock. A transfer of a share of Class B Common Stock will result in its automatic conversion into a share of Class A Common Stock upon such transfer, subject to certain exceptions, including that the transfer of a share of Class B Common Stock to another holder of Class B Common Stock will not result in such automatic conversion. Class A Common Stock is not convertible. Other than as to voting and conversion rights, the Company’s Class A Common Stock and Class B Common Stock have the same rights and preferences and rank equally, share ratably and are identical in all respects as to all matters.

In this offering, we are offering Class A Common Stock. Makena Investment Advisors, LLC, which is beneficially owned by Michael Chermak, our Executive Chairman, and Basestones, Inc. own 2,000,000 shares of Class B Common Stock, which amounts to 200,000,000 votes. Prior to the commencement of this offering, there are expected to be 8,257,714 shares of Class A Common Stock outstanding representing voting power of 8,257,714 votes, 2,000,000 shares of Class B Common Stock outstanding representing voting power of 200,000,000 votes, and no preferred shares outstanding. As a result, out of a total of 10,257,714 shares of outstanding common stock representing total voting power of 208,257,714 votes, Makena Investment Advisors, LLC and Basestones, Inc. control approximately 96.0% of the voting power before this offering. Following this offering, taking into consideration the shares of Class A Common Stock expected to be offered hereby, based on the estimated public offering price of $[   ] per share, and assuming that the underwriters do not exercise the over-allotment option, even if 100% of such shares are sold, Makena Investment Advisors, LLC and Basestones, Inc. will retain controlling voting power in the Company based on having approximately [   ]% of all voting rights. This concentrated control may limit or preclude the ability of others to influence corporate matters including significant business decisions for the foreseeable future.

Corporate History and Structure

Reticulate Micro was incorporated on June 23, 2022, under the laws of the State of Nevada. EdWare, LLC, a Delaware limited liability company, was formed on June 15, 2020. On December 30, 2022, EdWare was acquired by us from its sole member and became our wholly-owned subsidiary. Our principal executive offices are located at 3255 Bayside Lakes Blvd, Ste. 106, Palm Bay, FL 32909, and our telephone number is (866) 706-4276. We maintain a website at https://reticulate.io/. Information available on our website is not incorporated by reference in and is not deemed a part of this prospectus.

The Offering

Shares being offered:	[ ] shares of Class A Common Stock (or [ ] shares if the underwriters exercise the over-allotment option in full).

Offering price:	We currently estimate that the initial public offering price will be between $[ ] and $[ ] per share.

Shares outstanding after the offering: (1)	[ ] shares of Class A Common Stock (or [ ] shares if the underwriters exercise the over-allotment option in full).

Over-allotment option:	We have granted to the underwriters a 45-day option to purchase from us up to an additional 15% of the shares sold in the offering ([ ] additional shares) at the initial public offering price, less the underwriting discounts and commissions.

Representative’s warrants:	We have agreed to issue to the representative warrants to purchase a number of shares of Class A Common Stock equal in the aggregate to 7% of the total number of shares issued in this offering. The representative’s warrants will be exercisable at a per share exercise price equal to the public offering price per share of Class A Common Stock sold in this offering. The representative’s warrants will be exercisable at any time and from time to time, in whole or in part, during the five-year period commencing on the commencement date of sales in this offering. The registration statement of which this prospectus forms a part also registers the shares of Class A Common Stock issuable upon exercise of the representative’s warrants. See “Underwriting” for more information.

Use of proceeds:

We expect to receive net proceeds of approximately $[   ] million from this offering (or approximately $[   ] million if the underwriters exercise their over-allotment option in full), assuming an initial public offering price of $[   ] per share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering for: product development, research and development, sales and marketing, and working capital and general corporate purposes. See “Use of Proceeds” for more information on the use of proceeds.

Risk factors:	Investing in our Class A Common Stock involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 12 before deciding to invest in our Class A Common Stock.

Lock-up:

We, all of our directors and officers, and the holders of 10% or more of our outstanding common shares have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common shares or securities convertible into or exercisable or exchangeable for our common shares for a period of 12 months after the date of this prospectus. For additional information regarding our arrangement with the underwriters, please see “Underwriting.”

Trading market and symbol:	We plan to apply to list our Class A Common Stock on NYSE American under the symbol “RMIC”. We believe that upon the completion of this offering, we will meet the standards for listing on NYSE American. The closing of this offering is contingent upon such listing.

(1)	The number of shares of common stock outstanding immediately following this offering is based on 8,257,714 shares of our Class A Common Stock and 2,000,000 shares of Class B Common Stock outstanding as of the date of this prospectus and excludes:

●	2,000,000 shares of Class A Common Stock that are reserved for issuance under our 2022 Equity Incentive Plan, or the 2022 Plan;

●	[ ] shares of Class A Common Stock issuable upon exercise of placement agent’s warrants; and

●	[ ] shares of Class A Common Stock ([ ] shares of Class A Common Stock if the underwriters exercise the over-allotment option in full) issuable upon exercise of warrants to be issued to the underwriters in connection with this offering.

Unless otherwise indicated, this prospectus reflects and assumes no exercise by the underwriters of their over-allotment option.

Summary Financial Information

The following tables summarize certain financial data regarding our business and should be read in conjunction with our financial statements and related notes contained elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our summary financial data as of and for the fiscal years ended December 31, 2022 and 2021 are derived from our audited financial statements included elsewhere in this prospectus. All financial statements included in this prospectus are prepared and presented in accordance with generally accepted accounting principles in the United States, or GAAP. The summary financial information is only a summary and should be read in conjunction with the historical financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

	Six Months Ended June 30,		Years Ended December 31,
	2023	2022	2022	2021
Statements of Operations Data	(unaudited)	(unaudited)
Revenues	$	$	$-	$-
Research and development			63,000	21,714
General and administrative expenses			224,111	-
Total operating expenses			287,111	21,714
Loss from operations			(287,111)	(21,714)
Other expense			(50,000)	-
Net loss	$	$	$(337,111)	$(21,714)

	As of June 30,	As of December 31,
	2023	2022	2021
Balance Sheet Data	(unaudited)
Cash	$	$832,638	$-
Total current assets		847,971	-
Total assets		861,724	-
Total current liabilities		1,189,135	-
Total liabilities		1,189,135	-
Total stockholder’s deficit		(327,411)	-
Total liabilities and stockholder’s deficit	$	$861,724	$-

Summary of Risk Factors

An investment in our Class A Common Stock involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section immediately following this Prospectus Summary. These risks include, but are not limited to, the following:

Risks Related to Our Business and Industry

●	We have a limited operating history, which may make it difficult to evaluate our business and prospects.

●	Our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern in its report.

●	If we fail to properly manage our anticipated growth, our business could suffer.

●	Our success depends in large part on the continuing efforts of a few individuals and our ability to attract, retain and motivate new personnel to expand our operations.

●	If we are unable to maintain, train and build an effective sales and marketing infrastructure, we will not be able to commercialize and grow our brand successfully.

●	We will require additional financing to accomplish our business strategy.

●	Our success depends on the reception by market for our technology products.

●	We face significant competition.

●	If we do not build brand awareness and brand loyalty, our business may suffer.

●	Supply limitations may adversely affect our operations.

●	If we fail to develop or protect its intellectual property adequately, our business could suffer.

●	Our products could become obsolete.

●	Our initial product introductions could result in increased costs in the future.

●	Our business depends on our ability to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of our information technology and other business systems.

●	Current and future legal action would cause our costs to increase.

●	The COVID-19 pandemic may cause a material adverse effect on our business.

Risks Related to Government Regulation and Being a Public Company

●	We are subject to governmental regulations, which can change, and any failure to comply with these regulations may have a material negative effect on our business and results of operations.

●	We are subject to, and must remain in compliance with, numerous laws and governmental regulations concerning the manufacturing, use, distribution and sale of our products, in addition to laws and governmental regulations that may be adopted in the future.

●	Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the variety of jurisdictions in which we operate may adversely impact our business, and such legal requirements are evolving, uncertain and may require improvements in, or changes to, our policies and operations.

●	The requirements of being a public company may strain our resources.

●	We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

●	If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

●	Our management team has limited experience managing a public company.

●	Industry and other market data used in this prospectus or in periodic reports that we may in the future file with the SEC, including those undertaken by us or our engaged consultants, may not prove to be representative of current and future market conditions or future results.

Risks Related to This Offering and Ownership of Our Class A Common Stock

●	Our dual class voting structure has the effect of concentrating the voting control to holders of our Class B Common Stock, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these stockholders. It may also adversely affect the trading market for our Class A Common Stock due to exclusion from certain stock market indices.

●	An active trading market for our Class A Common Stock may not develop.

●	Our Class A Common Stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

●	Certain recent initial public offerings of companies with relatively small public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. Our Class A Common Stock may potentially experience rapid and substantial price volatility, which may make it difficult for prospective investors to assess the value of our Class A Common Stock.

●	We may not be able to maintain a listing of our Class A Common Stock on NYSE American.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the shares and trading volume could decline.

●	As our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

●	We have broad discretion as to the use of the net proceeds from this offering and our use of the offering proceeds may not yield a favorable return on your investment. Additionally, we may use these proceeds in ways with which you may not agree or in the most effective way.

●	We have never paid cash dividends on our stock and do not intend to pay dividends for the foreseeable future.

●	We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our stockholders could receive less information than they might expect to receive from more mature public companies.

●	We are a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

●	As a “smaller reporting company,” we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public stockholders.

RISK FACTORS

An investment in our Class A Common Stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in the subscription package, before purchasing our Class A Common Stock. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

We have a limited operating history, which may make it difficult to evaluate our business and prospects.

The Company is an early, startup stage entity with limited operating history. The Company only has nominal cash as of the date of commencement of this offering. The revenue and income potential of the Company’s business and market are unproven. This makes an evaluation of the Company and its prospects difficult and highly speculative. There can be no assurances that: (a) the Company will be able to develop products or services on a timely and cost effective basis; (b) the Company will be able to generate any increase in revenues; (c) the Company will have adequate financing or resources to continue operating its business and to provide services to customers; (d) the Company will earn a profit; (e) the Company can raise sufficient capital to support operations by attaining profitability; or (f) the Company can satisfy future liabilities.

Our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern in its report.

We had minimal cash as of December 31, 2022, and had net losses for the years ended December 31, 2022 and 2021. As of December 31, 2022, we had approximately $832,638 cash. For the years ended December 31, 2022 and 2021, we had net losses of $337,111 and $21,714, respectively. We will seek to fund our operations through public offerings, including this offering, private equity offerings, debt financings, and government or other third-party funding. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would impact our going concern status and would have a negative impact on our financial condition and our ability to pursue our business strategy and continue as a going concern. Management’s plans to address this need for capital through this offering and through private placement offerings are discussed elsewhere in this prospectus. We cannot assure you that our plans to raise sufficient capital will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this prospectus do not include any adjustments that might result from our inability to consummate this offering or our inability to continue as a going concern.

If we fail to properly manage our anticipated growth, our business could suffer.

The planned growth of our commercial operations may place a significant strain on our management and on our operational and financial resources and systems. To manage growth effectively, we will need to maintain a system of management controls, and attract and retain qualified personnel, as well as develop, train and manage management-level and other employees. Failure to manage our growth effectively could cause us to over-invest or under-invest in infrastructure, and result in losses or weaknesses in our infrastructure, which could have a material adverse effect on our business, results of operations, financial condition and cash flow. Any failure by us to manage our growth effectively could have a negative effect on our ability to achieve our development and commercialization goals and strategies.

Our success depends in large part on the continuing efforts of a few individuals and our ability to attract, retain and motivate new personnel to expand our operations.

We depend substantially on the continued services and performance of our existing management team and there is no guarantee that they will continue to be employed by us in the future. The loss of services of any of our non-long term current management team could hurt our business and our financial condition, and results of operations could suffer. Our success also will depend on our ability to attract, hire, train, retain and motivate other skilled technical, managerial, sales and marketing, and business development personnel. Competition for such personnel is intense. If we fail to successfully attract, assimilate and retain a sufficient number of qualified technical, managerial, sales and marketing, business development and administrative personnel, our ability to manage, maintain and expand our business could suffer.

If we are unable to maintain, train and build an effective sales and marketing infrastructure, we will not be able to commercialize and grow our brand successfully.

As we grow, we may not be able to secure sales personnel or organizations that are adequate in number or expertise to successfully market and sell our brand and products on a global scale. If we are unable to expand our sales and marketing capability, train our sales force effectively or provide any other capabilities necessary to commercialize our brand, we will need to contract with third parties to market and sell our brand. If we are unable to establish and maintain compliant and adequate sales and marketing capabilities, we may not be able to increase our revenue, may generate increased expenses, and may not continue to be profitable.

We will require additional financing to accomplish our business strategy.

We require substantial working capital to fund our business development plans, and we expect to experience significant negative cash flow from operations for at least the next six (6) to eighteen (18) months. Depending upon sales volume generated by our business during that time, we also anticipate the possibility of having to raise additional funds in order to achieve our plans and accomplish our immediate and longer-term business strategy. These additional funds likely will be raised through the issuance of Company’s securities in debt and/or equity financings. If we are unable to raise these additional funds on terms acceptable to us, we will be required to limit our expenditures for continuing our product development activities and expanding our sales and marketing operations, reduce our work force, or find alternatives to fund our business on terms that are not as favorable to the Company. Any such actions would impair our product development and expansion plans, reduce potential revenues, increase operating losses, and adversely affect the value of the Company.

Our success depends on the reception by market for our technology products.

Our ability to generate revenues will depend significantly on our ability to attract a sufficient number of users of the Company’s IGAN ICS and SUPR ISR video-compression products. If we are unable to successfully market our products to our target markets and gain a sufficient number of users, any future revenues will be significantly impacted. In addition, any factors adversely affecting the demand for, or market acceptance of, our products could materially reduce our revenues and result in adverse market perceptions of our Company and its products.

We face significant competition.

We believe that our success will depend heavily upon achieving market acceptance of our products before our competitors introduce more advanced competing products. Current and new competitors, however, may be able to develop and introduce better or more desirable products in advance of us or at a lower cost. In addition, some of our current and potential competitors have longer and/or more established operating histories, greater industry experience, greater name recognition, established customer bases, and significantly greater financial, technical, marketing and other resources than we do. To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and regulations, and our competitors’ innovations by continually working to improve the design of our products, enhancing our products, as well as improving and increasing our marketing and distribution channels. Increased competition could result in a decrease in the desirability of our products, a decrease in the use of our products by customers, loss of market share and brand recognition, and a reduction in the projected revenues from our products. We cannot assure you that we will be able to compete successfully against current and future competitors. Competitive pressures faced by us could have a material adverse effect on our business, operating results and financial condition.

If we do not build brand awareness and brand loyalty, our business may suffer.

Due in part to the substantial resources available to many of our competitors, our opportunity to achieve and maintain a significant market share may be limited. The importance of brand recognition will increase as competition in our market increases. Successfully promoting and positioning of our brand will depend largely on the effectiveness of our marketing efforts, our ability to offer reliable and desirable products at competitive rates, and customer perceptions of the value of our products. If our planned marketing efforts are ineffective or if customer perceptions change, we may need to increase our financial commitment to creating and maintaining brand awareness and loyalty among customers, which could divert financial and management resources from other aspects of our business or cause our operating expenses to increase disproportionately to our revenues. This would cause our business and operating results to suffer.

Supply limitations may adversely affect our operations.

Our business strategy depends, to a significant extent, on the availability of relatively stable prices for costs of creative and technical contract workers used in the design, update and creation of our products. As a small company, we may not have much leverage in dealing with these third parties with respect to timeliness of delivery, costs, or quality or quantity of supplies or services. Our inability to acquire quality supplies or services in sufficient quantity and/or on a timely and/or cost-effective basis could materially adversely affect our financial performance.

If we fail to develop or protect its intellectual property adequately, our business could suffer.

We have attempted, and may attempt, to develop certain intellectual property of our own, but cannot assure that we will be able to obtain exclusive rights in trade secrets, patents, trademark registrations and copyright registrations. At this time, we are unsure of what types of intellectual property might be developed. The cost of developing, applying for and obtaining such enforceable rights is expensive. Even after such enforceable rights are obtained, there are significant costs for maintaining and enforcing them. We may lack the resources to put in place exclusive protection and enforcement efforts. Our failure to obtain or maintain adequate protection of its intellectual property rights for any reason could have a material adverse effect on its business, financial condition and results of operations.

If we were to develop intellectual property, we may seek to enforce its intellectual property rights on others through litigation. Our claims, even if meritorious, may be found invalid or inapplicable to a party we believe infringes or has misappropriated its intellectual property rights. In addition, litigation can:

●	be expensive and time consuming to prosecute or defend;

●	result in a finding that we do not have certain intellectual property rights or that such rights lack sufficient scope or strength;

●	divert management’s attention and resources; or

●	require us to license its intellectual property.

The Company cannot be certain of the outcome of any litigation. Any royalty or licensing agreement, if required, may not be available to the Company on acceptable terms or at all. The Company’s failure to obtain the necessary licenses or other rights could prevent the development or distribution of the Company’s products and services and, therefore, could have a material adverse effect on the Company’s business.

We may rely on trademarks or service marks to establish a market identity for its products or services. To maintain the value of our trademarks or service marks, we might have to file lawsuits against third parties to prevent them from using marks confusingly similar to or dilutive of our registered or unregistered trademarks or service marks. We also might not obtain registrations for its pending or future trademark or service marks applications, and might have to defend its registered trademark or service marks and pending applications from challenge by third parties. Enforcing or defending our registered and unregistered trademarks or service marks might result in significant litigation costs and damages, including the inability to continue using certain marks.

The laws of foreign countries in which we may contemplate doing business in the future may not recognize intellectual property rights or protect them to the same extent as do the laws of the United States. Adverse determinations in a judicial or administrative proceeding could prevent us from offering or providing its products or services or prevent us from stopping others from offering or providing competing services, and thereby have a material adverse effect on our business, financial condition, and results of operations.

Our products could become obsolete.

Technological obsolescence of our technologies and products is always a possibility. There is no assurance that our competitors will not succeed in developing related products using similar processes and marketing strategies, or that they will not develop technologies and products that are more effective than any which we are developing or will develop. Our ability to compete will depend on the continued timely enhancement and development of technologies and products. There is no assurance that we will be able to keep pace with technological developments or that our products will not become obsolete.

Our initial product introductions could result in increased costs in the future.

Because we are still in the initial phase of introducing our initial SUPR products to the market, we do not know whether there will be design defects or problems with programming, which we are not currently aware of but which could be identified by our customers, which problems could delay future sales, or result in product redesign, recall or repair, and, ultimately, loss of market share, and any of which could have a material adverse effect on our financial performance.

Our business depends on our ability to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of our information technology and other business systems.

Our business is highly dependent on maintaining effective information systems as well as the integrity and timeliness of the data we use to serve our customers, support them and operate our business. Because of the large amount of data that we collect and manage, it is possible that hardware or software failures or errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain significant inaccuracies. If our data were found to be inaccurate or unreliable due to fraud or other error, or if we, or any of the third-party service providers we engage, were to fail to maintain information systems and data integrity effectively, we could experience operational disruptions that may impact our participants and providers and hinder our ability to provide services, retain and attract participants, manage our participant risk profiles, establish reserves, report financial results timely and accurately and maintain regulatory compliance, among other things.

Current and future legal action would cause our costs to increase.

There are presently no legal actions pending against the Company or to which it or any of its property are subject, nor to its knowledge are any such proceedings contemplated. However, any legal action in the future will result costs of defense that would be variable and would be expected to increase as compared to historic legal expenses incurred by the Company. Additionally, the Company anticipates a general increase in legal counsel cost going forward due to the increased compliance costs of running a public company and the legal work that may be necessary for implementing the Company’s business plan of expansion.

The COVID-19 pandemic may cause a material adverse effect on our business.

The COVID-19 pandemic continues to rapidly evolve. At this time, there continues to be significant volatility and uncertainty relating to the full extent to which the COVID-19 pandemic and the various responses to it will impact our business, operations and financial results. The global deterioration in economic conditions, which may have an adverse impact on discretionary consumer spending or investing, could also impact our business and demand for our services. For instance, consumer spending and investing may be negatively impacted by general macroeconomic conditions, including a rise in unemployment, and decreased consumer confidence resulting from the pandemic. Changing consumer and investor behaviors as a result of the pandemic may also have a material impact on our revenue.

The spread of COVID-19 has also adversely impacted global economic activity and has contributed to significant volatility and negative pressure in financial markets. The pandemic has resulted, and may continue to result, in a significant disruption of global financial markets, which may reduce our ability to access capital in the future, which could negatively affect our liquidity. As a result of a resurgence in COVID-19, such as the Omicron variant, our business could be subject to additional governmental regulations, including updated COVID-19 protocols, which could have a material impact on our business.

If the COVID-19 pandemic does not continue to slow and the spread of COVID-19 is not contained, our business operations, could be delayed or interrupted. We expect that government and health authorities may announce new or extend existing restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. We may also experience limitations in employee resources. In addition, our operations could be disrupted if any of our employees were suspected of having COVID-19, which could require quarantine of some or all such employees or closure of our facilities for disinfection. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.

The extent to which the pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this prospectus, including the effectiveness of vaccines and other treatments for COVID-19, and other new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic and the current financial, economic and capital markets environment, and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Risks Related to Government Regulation and Being a Public Company

We are subject to governmental regulations, which can change, and any failure to comply with these regulations may have a material negative effect on our business and results of operations.

We are subject to substantial governmental regulations affecting our business. These include, but are not limited to, data privacy and protection laws, regulations, policies and contractual obligations that apply to the collection, transmission, storage, processing and use of personal information or personal data, which among other things, impose certain requirements relating to the privacy and security of personal information. The variety of laws and regulations governing data privacy and protection, and the use of the internet as a commercial medium are rapidly evolving, extensive, and complex, and may include provisions and obligations that are inconsistent with one another or uncertain in their scope or application.

In the ordinary course of our business, we might collect and store in our internal and external data centers, cloud services and networks sensitive data, including our proprietary business information and that of our customers, suppliers and business collaborators, as well as personal information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. The number and sophistication of attempted attacks and intrusions that companies have experienced from third parties has increased over the past few years. Despite our security measures, it is impossible for us to eliminate this risk.

A number of U.S. states have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of personal information, such as social security numbers, financial information and other sensitive personal information. For example, all 50 states and several U.S. territories now have data breach laws that require timely notification to affected individuals, and at times regulators, credit reporting agencies and other bodies, if a company has experienced the unauthorized access or acquisition of certain personal information. Other state laws, such as the California Consumer Privacy Act, as amended, or the CCPA, among other things, contain disclosure obligations for businesses that collect personal information about residents in their state and affords those individuals new rights relating to their personal information that may affect our ability to collect and/or use personal information. Effective January 1, 2023, we will also become subject to the California Privacy Rights Act, which expands upon the consumer data use restrictions, penalties and enforcement provisions under the CCPA, and Virginia’s Consumer Data Protection Act, another comprehensive data privacy law. Effective July 1, 2023, we will also become subject to the Colorado Privacy Act and Connecticut’s An Act Concerning Personal Data Privacy and Online Monitoring, which are also comprehensive consumer privacy laws. Effective December 31, 2023, we will also become subject to the Utah Consumer Privacy Act, regarding business handling of consumers’ personal data. Further, there are several legislative proposals in the United States, at both the federal and state level, that could impose new privacy and security obligations. We cannot yet determine the impact that these future laws and regulations may have on our business.

New and evolving regulations and compliance standards for cybersecurity, data protection, privacy, and internal IT controls are often created in response to a major cyberattack and will increasingly impact organizations like our company. The fear of non-compliance, failed audits, and material findings may compel us to spend more to ensure we are in compliance, which may result in costly, one-off implementations to mitigate potential fines or reputational damage. The high costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, has elevated this topic from the IT organization to the executive and board level. We may therefore spend additional time and money ensuring we will meet possible or unforeseeable future data protection regulations.

Our business is, and may in the future be, subject to a variety of laws and regulations, including working conditions, labor, immigration and employment laws, and health, safety and sanitation requirements. We are unable to predict the outcome or effects of any potential legislative or regulatory proposals on our business. Any changes to the legal and regulatory framework applicable to our business could have an adverse impact on our business and results of operations.

Our failure to comply with applicable governmental laws and regulations, or to maintain necessary permits or licenses, could result in liability that could have a material negative effect on our business and results of operations.

Our business may be materially impacted by government actions taken in response to the COVID-19 pandemic. See “Risks Related to Our Business and Industry—The COVID-19 pandemic may cause a material adverse effect on our business.”

We are subject to, and must remain in compliance with, numerous laws and governmental regulations concerning the manufacturing, use, distribution and sale of our products, in addition to laws and governmental regulations that may be adopted in the future.

We manufacture and sell products that contain electronic components, and such components may contain materials that are subject to government regulation in both the locations where we develop, manufacture and assemble our products, as well as the locations where we sell our products. In addition, chipset solution technology is subject to considerable regulatory uncertainty as the law evolves to catch up with the rapidly evolving nature of the technology itself, all of which are beyond our control.

The industry may become subject to increased legislation and regulation. Further, the legislation or regulations in different countries may impose different standards, which may be conflicting. Any legislation or regulations which impose standards, or which impose liability is likely to increase our manufacturing cost as well as the cost of compliance. Among other things, certain applicable laws and regulations require or may in the future require the submission of annual reports to the certain governmental agencies certifying that such products comply with applicable performance standards, the maintenance of manufacturing, testing, and distribution records, and the reporting of certain product defects to such regulatory agency or consumers. If our products fail to comply with applicable regulations, we and/or our products could be subjected to a variety of enforcement actions or sanctions, such as product recalls, repairs or replacements, warning letters, untitled letters, safety alerts, injunctions, import alerts, administrative product detentions or seizures, or civil penalties. The occurrence of any of the foregoing could harm our business, results of operations, and financial condition.

Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the variety of jurisdictions in which we operate may adversely impact our business, and such legal requirements are evolving, uncertain and may require improvements in, or changes to, our policies and operations.

Our current and potential future operations and sales subject us to laws and regulations addressing privacy and the collection, use, storage, disclosure, transfer and protection of a variety of types of data. For example, the European Commission has adopted the General Data Protection Regulation and California recently enacted the CCPA, both of which provide for potentially material penalties for non- compliance. These regulations may, among other things, impose data security requirements, disclosure requirements, and restrictions on data collection, uses, and sharing that may impact our operations and the development of our business. While, generally, we do not have access to, collect, store, process, or share information collected by its solutions unless its customers choose to proactively provide such information to it, our products may evolve both to address potential customer requirements or to add new features and functionality. Therefore, the full impact of these privacy regimes on our business is rapidly evolving across jurisdictions and remains uncertain at this time.

We may also be affected by cyberattacks and other means of gaining unauthorized access to its products, systems, and data. For instance, cyber criminals or insiders may target us or third parties with which it has business relationships in an effort to harm them or their proper use, or the data stored in them, resulting in direct and indirect damages, including disruption, interruption or severance of operations, ransomware, leaks and data loss, theft of property, espionage, harm to reputation, harm to public trust and rehabilitation expenses. We work to prevent and reduce exposure to the risk of cyberattacks, with strategies including use of information security systems, assimilation of a culture of data security (including training for managers and employees), refinement and adjustment of procedures, internal control programs, and auditing and support with the assistance of experts in the field.

Our operations are rich in technology and computing and may be exposed to risks related to the stability of the information systems, their compatibility with the scope of its operations, information security, technical failures, overload of system servers and the like. Impairment of the stability of computer systems and inability on our part to return our systems to normal operation within a reasonable timeframe, or the lack of technological ability to meet commitments or the expectations of potential customers and strategic partners, may damage our reputation and harm our business outcomes.

We are assessing the continually evolving privacy and data security regimes and measures it believes are appropriate in response. Since these data security regimes are evolving, uncertain and complex, especially for a global business like ours, it may need to update or enhance its compliance measures as its products, markets and customer demands further develop and these updates or enhancements may require implementation costs. The compliance measures we adopt may prove ineffective. Any failure, or perceived failure, by us to comply with current and future regulatory or customer-driven privacy, data protection, and information security requirements, or to prevent or mitigate security breaches, cyberattacks, or improper access to, use of, or disclosure of data, or any security issues or cyberattacks affecting us, could result in significant liability, costs (including the costs of mitigation and recovery), and a material loss of revenue resulting from the adverse impact on its reputation and brand, loss of proprietary information and data, disruption to its business and relationships, and diminished ability to retain or attract customers and business partners. Such events may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, and could cause customers and business partners to lose trust in us, which could have an adverse effect on our reputation and business.

The requirements of being a public company may strain our resources.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the listing standards of NYSE American. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources. Management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results.

The Exchange Act requires that our company file annual, quarterly, and current reports with respect to our businesses, financial condition, and results of operations. In addition, we must establish the corporate infrastructure necessary for operating a public company, which may divert our management’s attention from implementing our growth strategy, which could delay or slow the implementation of our business strategies, and in turn negatively impact our company’s financial condition and results of operations.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of NYSE American and other applicable securities rules and regulations impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

Our current internal controls and any new controls that we develop may be inadequate or become inadequate because of changes in conditions in our business or changes in the applicable laws, regulations and standards. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results, cause us to fail to meet our reporting obligations, result in a restatement of our financial statements for prior periods or adversely affect the results of management evaluations and independent registered public accounting firm audits of our internal control over financial reporting that we will or may eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A Common Stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on NYSE American in the future.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, financial condition and results of operations.

Industry and other market data used in this prospectus or in periodic reports that we may in the future file with the SEC, including those undertaken by us or our engaged consultants, may not prove to be representative of current and future market conditions or future results.

This prospectus includes or refers to, and periodic reports that we may in the future file with the SEC may include or refer to, statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties and surveys and studies that we undertook ourselves regarding the market potential for our current services. Although we believe that such information has been obtained from reliable sources, the sources of such data have not guaranteed the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data. The results of this data represent various methodologies, assumptions, research, analysis, projections, estimates, composition of respondent pool, presentation of data and adjustments, each of which may ultimately prove to be incorrect, and cause actual results and market viability to differ materially from those presented in any such report or other materials.

Risks Related to This Offering and Ownership of Our Class A Common Stock

Our dual class voting structure has the effect of concentrating the voting control to holders of our Class B Common Stock, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these stockholders. It may also adversely affect the trading market for our Class A Common Stock due to exclusion from certain stock market indices.

We adopted a dual class voting structure such that our ordinary shares consist of Class A Common Stock and Class B Common Stock, and we are authorized to issue any number of classes of preferred shares. Class A Common Stock is entitled to one vote per share on proposals requiring or requesting stockholder approval, and Class B Common Stock is entitled to one hundred votes on any such matter. In this offering, we are offering Class A Common Stock. Makena Investment Advisors, LLC, which is beneficially owned by Michael Chermak, our Executive Chairman, and Basestones, Inc. own 2,000,000 shares of Class B Common Stock, which amounts to 200,000,000 votes. Prior to the commencement of this offering, there are expected to be 8,257,714 shares of Class A Common Stock outstanding representing voting power of 8,257,714 votes, 2,000,000 shares of Class B Common Stock outstanding representing voting power of 200,000,000 votes, and no preferred shares outstanding. As a result, out of a total of 10,257,714 shares of outstanding common stock representing total voting power of 208,257,714 votes, Makena Investment Advisors, LLC and Basestones, Inc. control approximately 96.0% of the voting power before this offering.

Following this offering, taking into consideration the Class A Common Stock expected to be offered hereby, even if 100% of such shares are sold, Makena Investment Advisors, LLC and Basestones, Inc. will retain controlling voting power in the Company based on having approximately [   ]% of the combined voting power of our outstanding common stock. Makena Investment Advisors, LLC and Basestones, Inc. will have the ability to control the outcome of most matters requiring stockholder approval, including:

●	the election of our board of directors and, through our board, decision making with respect to our business direction and policies, including the appointment and removal of our officers;

●	mergers, de-mergers and other significant corporate transactions;

●	changes to our constitution; and

●	our capital structure.

This voting control and influence may discourage transactions involving a change of control of the Company, including transactions in which you, as a holder of our Class A Common Stock, might otherwise receive a premium for your shares.

S&P Dow Jones and FTSE Russell have implemented changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, namely, to exclude companies with multiple classes of shares of common stock from being added to such indices. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common stock may prevent the inclusion of the Class A Common Stock in such indices and may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Common Stock. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class A Common Stock.

An active trading market for our Class A Common Stock may not develop.

Prior to this offering, there has been no public market for our Class A Common Stock. We have applied for the listing of our Class A Common Stock on NYSE American under the symbol “RMIC”. Even if our Class A Common Stock is approved for listing on NYSE American, a liquid public market for our Class A Common Stock may not develop. The initial public offering price for our Class A Common Stock has been determined by us based upon several factors, including prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects, and the market valuations of similar companies. The price at which the Class A Common Stock is traded after this offering may decline below the initial public offering price, meaning that you may experience a decrease in the value of your Class A Common Stock regardless of our operating performance or prospects.

Our Class A Common Stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

After this offering, the market price for our Class A Common Stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our Class A Common Stock may fluctuate significantly in response to several factors, most of which we cannot control, including:

●	quarterly variations in our operating results compared to market expectations;

●	adverse publicity about us, the industries we participate in or individual scandals;

●	announcements of new offerings or significant price reductions by us or our competitors;

●	stock price performance of our competitors;

●	fluctuations in stock market prices and volumes;

●	changes in senior management or key personnel;

●	changes in financial estimates by securities analysts;

●	the market’s reaction to our reduced disclosure as a result of being an “emerging growth company” under the JOBS Act;

●	negative earnings or other announcements by us or our competitors;

●	defaults on indebtedness, incurrence of additional indebtedness, or issuances of additional capital stock;

●	global economic, legal and regulatory factors unrelated to our performance; and

●	the other factors listed in this “Risk Factors” section.

The public offering price of our Class A Common Stock has been determined by us based upon many factors and may not be indicative of prices that will prevail following the closing of this offering. Volatility in the market price of our Class A Common Stock may prevent investors from being able to sell their shares at or above the initial public offering price. As a result, you may suffer a loss on your investment.

Certain recent initial public offerings of companies with relatively small public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. Our Class A Common Stock may potentially experience rapid and substantial price volatility, which may make it difficult for prospective investors to assess the value of our Class A Common Stock.

In addition to the risks addressed above under “—Our Class A Common Stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price,” our Class A Common Stock may be subject to rapid and substantial price volatility. Recently, companies with comparably small public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few stockholders have on the price of our stock, which may cause our stock price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Our Class A Common Stock may experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Common Stock. In addition, investors of shares of our Class A Common Stock may experience losses, which may be material, if the price of our Class A Common Stock declines after this offering or if such investors purchase shares of our Class A Common Stock prior to any price decline.

We may not be able to maintain a listing of our Class A Common Stock on NYSE American.

Assuming that our Class A Common Stock are listed on NYSE American, we must meet certain financial and liquidity criteria to maintain such listing. If we violate NYSE American’s listing requirements, or if we fail to meet any of NYSE American’s listing standards, our Class A Common Stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our Class A Common Stock from NYSE American may materially impair our stockholders’ ability to buy and sell our Class A Common Stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our Class A Common Stock. The delisting of our Class A Common Stock could significantly impair our ability to raise capital and the value of your investment.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the shares and trading volume could decline.

The trading market for our Class A Common Stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A Common Stock or publishes inaccurate or unfavorable research about our business, the market price for our Class A Common Stock would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A Common Stock to decline.

As our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase shares in this offering, you will pay more for your shares of Class A Common Stock than the amount paid by our existing stockholders for their shares on a per share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of the offering to be $[   ] per share to new investors purchasing our shares in this offering if the maximum number of shares being offered are sold, assuming a public offering price of $[   ] per share. In addition, you will experience further dilution to the extent that our shares are issued upon the vesting of restrictive stock or exercise of stock options under any stock incentive plans. All of the shares issuable under our then stock incentive plans will be issued at a purchase price on a per share basis that is less than the assumed public offering price per share in this offering. See “Dilution” for a more complete description of how the value of your investment in our shares will be diluted upon completion of this offering.

We have broad discretion as to the use of the net proceeds from this offering and our use of the offering proceeds may not yield a favorable return on your investment. Additionally, we may use these proceeds in ways with which you may not agree or in the most effective way.

Our board of directors will have broad discretion in applying the net proceeds of this offering and investors will be relying on our judgment regarding the application of the net proceeds of this offering. See “Use of Proceeds.” Based on unforeseen technical, commercial or regulatory issues, we could spend the proceeds in ways with which you may not agree. Moreover, the proceeds may not be invested effectively or in a manner that yields a favorable or any return, and consequently, this could result in financial losses that could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that the Company will utilize the net proceeds in a manner that enhances value of the Company. If the Company fails to spend the proceeds effectively, the Company’s business and financial condition could be harmed, and there may be the need to seek additional financing sooner than expected.

We have never paid cash dividends on our stock and do not intend to pay dividends for the foreseeable future.

We have paid no cash dividends on any class of our stock to date, and we do not anticipate paying cash dividends in the near term. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our Class A Common Stock. Accordingly, investors must be prepared to rely on sales of their Class A Common Stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our Class A Common Stock. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

Raising additional capital may cause dilution to our stockholders, including purchasers of Class A Common Stock in this offering or restrict our operations.

Until such time, if ever, as we can generate substantial revenues, we expect to finance our cash needs through a combination of equity and/or debt financings and collaborations, licensing agreements or other strategic arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect your rights as a holder of Class A Common Stock.

To the extent that we raise additional capital through debt financing, it would result in increased fixed payment obligations and a portion of our operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends.

We may issue additional debt and equity securities, which are senior to our Class A Common Stock as to distributions and in liquidation, which could materially adversely affect the market price of our Class A Common Stock.

In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our stockholders. In addition, any additional preferred stock, if issued by our company, may have a preference with respect to distributions and upon liquidation, which could further limit our ability to make distributions to our stockholders. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing.

Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your Class A Common Stock and diluting your interest in our company.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our stockholders could receive less information than they might expect to receive from more mature public companies.

Upon the completion of this offering, we will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our stockholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our ordinary shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our ordinary shares.

We are a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

Rule 12b-2 of the Exchange Act defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

●	had a public float of less than $250 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or

●	in the case of an initial registration statement under the Securities Act or the Exchange Act for shares of its common equity, had a public float of less than $250 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or

●	in the case of an issuer whose public float as calculated under paragraph (1) or (2) of this definition was zero or whose public float was less than $700 million, had annual revenues of less than $100 million during the most recently completed fiscal year for which audited financial statements are available.

As a smaller reporting company, we will not be required and may not include a Compensation Discussion and Analysis section in our proxy statements; we will provide only two years of financial statements; and we need not provide the table of selected financial data. We also will have other “scaled” disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies which could make our Class A Common Stock less attractive to potential investors, which could make it more difficult for our stockholders to sell their shares.

As a “smaller reporting company,” we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public stockholders.

Under NYSE American rules, a “smaller reporting company,” as defined in Rule 12b-2 under the Exchange Act, is not subject to certain corporate governance requirements otherwise applicable to companies listed on NYSE American. For example, a smaller reporting company is only required to maintain an audit committee of at least two independent directors. We have determined to avail ourselves of this exemption but have not yet determined to avail ourselves of other exemptions from NYSE American requirements that are or may be afforded to smaller reporting companies, and while we will seek to maintain our shares on NYSE American in the future, we may elect to rely on any or all of them. By electing to utilize any such exemptions, our company may be subject to greater risks of poor corporate governance, poorer management decision-making processes, and reduced results of operations from problems in our corporate organization. Consequently, our stock price may suffer, and there is no assurance that we will be able to continue to meet all continuing listing requirements of NYSE American from which we will not be exempt, including minimum stock price requirements.

If our Class A Common Stock becomes subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on NYSE American or another national securities exchange and if the price of our Class A Common Stock is less than $5.00, our Class A Common Stock could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Class A Common Stock, and therefore stockholders may have difficulty selling their shares.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our ability to introduce new products and services;

●	our ability to obtain additional funding to develop additional products and services;

●	compliance with obligations under intellectual property licenses with third parties;

●	our ability to establish or maintain collaborations, licensing or other arrangements;

●	our ability and third parties’ abilities to protect intellectual property rights;

●	our ability to adequately support future growth;

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditures;

●	growth of and competition trends in our industry;

●	the accuracy and completeness of the data underlying our or third-party sources’ industry and market analyses and projections;

●	our expectations regarding demand for, and market acceptance of, our products and services;

●	our expectations regarding our relationships with investors, institutional funding partners and other parties with whom we collaborate;

●	our expectation regarding the use of proceeds from this offering;

●	fluctuations in general economic and business conditions in the markets in which we operate; and

●	relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

After deducting the estimated underwriters’ discounts and commissions and offering expenses payable by us, we expect to receive net proceeds of approximately $[   ] from this offering (or approximately $[   ] if the underwriters exercise the over-allotment option in full), based on an assumed public offering price of $[   ] per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus.

We plan to use the net proceeds of this offering as follows:

●	19% of the net proceeds (approximately $[ ] million, or approximately $[ ] million if the underwriters exercise the over-allotment option in full) for product development;

●	26% of the net proceeds (approximately $[ ] million, or approximately $[ ] million if the underwriters exercise the over-allotment option in full) for research and development;

●	20% of the net proceeds (approximately $[ ] million, or approximately $[ ] million if the underwriters exercise the over-allotment option in full) for sales and marketing; and

●	35% of the net proceeds (approximately $[ ] million, or approximately $[ ] million if the underwriters exercise the over-allotment option in full) for working capital and general corporate purposes.

Each $1.00 increase or decrease in the assumed initial public offering price of $[   ] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this offering by approximately $[   ] million, or approximately $[   ] million if the underwriters exercise the over-allotment option in full, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have broad discretion in the way that we use the net proceeds of this offering. Pending the final application of the net proceeds of this offering, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. See “Risk Factors — Risks Related to This Offering and Ownership of Our Class A Common Stock — We have broad discretion as to the use of the net proceeds from this offering and our use of the offering proceeds may not yield a favorable return on your investment. Additionally, we may use these proceeds in ways with which you may not agree or in the most effective way.”

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the near future. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. See also “Risk Factors — Risks Related to This Offering and Ownership of Our Class A Common Stock — We have never paid cash dividends on our stock and do not intend to pay dividends for the foreseeable future.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2023:

●	on an actual basis;

●	on a pro forma basis to reflect the sale of [ ] shares of Class A Common Stock at a price of $[ ] per share subsequent to June 30, 2023, in private placements; and

●	on a pro forma as adjusted basis to reflect the pro forma adjustment as described above and the sale of [ ] shares by us in this offering at the estimated price to the public of $[ ] per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, resulting in estimated net proceeds to us of $[ ] after deducting (i) underwriter commissions, discounts and non-accountable expenses of $[ ] and (ii) our estimated other offering expenses of $[ ] (assuming no exercise of the over-allotment option).

The pro forma information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the initial public offering price of our common stock and other terms of this offering determined at pricing. You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

June 30, 2023
	Actual	Pro Forma	Pro Forma As Adjusted
	$	$	$
Cash
Total long-term obligations
Shareholders’ deficit
Class A Common Stock, par value $0.001 each, 196,400,000 shares authorized, [ ] shares issued and outstanding
Class B Common Stock, par value $0.001 each, 3,600,000 shares authorized, [ ] shares issued and outstanding
Preferred Stock, par value $0.0001 each, 10,000,000 shares authorized, no shares issued and outstanding
Owner contributions
Additional paid-in capital
Accumulated deficit
Total shareholder’s deficit
Total capitalization

Each $1.00 increase or decrease in the assumed offering price per share of $[   ], assuming no change in the number of shares to be sold, would increase or decrease the net proceeds that we receive in this offering and each of total shareholders’ equity and total capitalization by approximately $[   ] after deducting (i) estimated underwriter commissions and (ii) offering expenses, in each case, payable by us.

The table above is based on 8,257,714 shares of our Class A Common Stock and 2,000,000 shares of Class B Common Stock outstanding as of the date of this prospectus and excludes:

●	2,000,000 shares of Class A Common Stock that are reserved for issuance under our 2022 Equity Incentive Plan, or the 2022 Plan;

●	[ ] shares of Class A Common Stock issuable upon exercise of placement agent’s warrants; and

●	[ ] shares of Class A Common Stock ([ ] shares of Class A Common Stock if the underwriters exercise the over-allotment option in full) issuable upon exercise of warrants to be issued to the underwriters in connection with this offering.

DILUTION

Dilution in net tangible book value per share to new investors is the amount by which the offering price paid by the purchasers of the shares of our Class A Common Stock sold in this offering exceeds the pro forma net tangible book value per share of common stock after this offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

Our net tangible book value as of June 30, 2023 was approximately $[   ], or approximately $[   ] per share of common stock.

Pro forma as adjusted net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of our Class A Common Stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. Investors participating in this offering will incur immediate, substantial dilution. After giving effect to our sale of [   ] shares of our Class A Common Stock in this offering at an assumed initial public offering price of $[   ] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 2023 would have been approximately $[   ], or approximately $[   ] per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $[   ] per share of common stock to existing shareholders and an immediate dilution in pro forma net tangible book value of $[   ] per share of common stock to purchasers of our Class A Common Stock in this offering, as illustrated in the following table.

Assumed public offering price per share of Class A Common Stock		$
Historical net tangible book value per share of common stock as of June 30, 2023	$
Increase in pro forma as adjusted net tangible book value per share of common stock to existing stockholders
Pro forma as-adjusted net tangible book value per share of common stock after this offering
Dilution per share to new investors purchasing shares of Class A Common Stock in this offering			$

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share of common stock, as adjusted to give effect to this offering, would be $[   ] per share, and the dilution in pro forma net tangible book value per share to new investors purchasing shares of Class A Common Stock in this offering would be $[   ] per share.

The following table sets forth, as of June 30, 2023, the total number of shares of common stock previously issued and sold to existing investors, the total consideration paid for the foregoing and the average price per share of common stock paid, or to be paid, by existing owners and by the new investors. The calculation below is based on the assumed initial public offering price of $[   ] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriter commissions and offering expenses, in each case payable by us, and assumes no exercise of the over-allotment option.

	Shares Purchased			Total Consideration				Average Price Per
	Number	Percent		Amount		Percent		Share
Existing shareholders	[ ]	[ ]	%	$	[ ]	[ ]	%	$	[ ]
New investors	[ ]	[ ]	%	$	[ ]	[ ]	%	$	[ ]
Total	[ ]	100.0%		$	[ ]	100.0%		$	[ ]

The outstanding share information in the table above is based on 8,257,714 shares of our Class A Common Stock and 2,000,000 shares of Class B Common Stock outstanding as of the date of this prospectus and excludes:

●	2,000,000 shares of Class A Common Stock that are reserved for issuance under our 2022 Equity Incentive Plan, or the 2022 Plan;

●	[ ] shares of Class A Common Stock issuable upon exercise of placement agent’s warrants; and

●	[ ] shares of Class A Common Stock ([ ] shares of Class A Common Stock if the underwriters exercise the over-allotment option in full) issuable upon exercise of warrants to be issued to the underwriters in connection with this offering.

To the extent that any outstanding options or warrants are exercised, new options, restricted stock units or other securities are issued under our stock-based compensation plans, or new shares of preferred stock are issued, or we issue additional shares of Class A Common Stock or Class B Common Stock in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

Overview

Reticulate Micro is a technology company focusing on developing, marketing, and delivering video-compression-based software and hardware products, built on our proprietary and patented Video Assured Secure Transmission (VAST) video compression coding and decoding algorithms and methodologies. Reticulate Micro’s primary business focus is the development and delivery of resilient and secure internet communications technologies (ICTs) that enhance customer experiences with high-quality and low-latency video. Our core product line of video encoder appliances and virtual management appliances are designed to function in austere, industrial, and virtual environments to deliver highly reliable streaming video and situational awareness, with wieldiness and ease of use for non-technical customers. Our goal is to deliver unquestionably secure video content at the highest possible quality to meet customers’ needs for trustworthy and verifiable high-definition video.

Our primary business focus is the development and delivery of resilient and secure internet communications technologies (ICTs) that enhance customer experiences with high-quality and low-latency video. We achieve this by providing video streaming technologies, platforms, and services that utilize our proprietary and patented (US-9,451,291) VAST compression methodologies, our VISION OS, and our deep bench of industry expertise. Our technology platform offering centers on enabling the advancement of content-aware video coding and transport-aware distribution, scene and object detection for computer vision, virtual education delivery, the optimization of video distribution, and enhancing the trustworthiness of video to counter deepfake technologies. RM VISION OS enhances the implementation and use of our VAST-enabled appliances by providing remote provisioning, configuration, and management. We also provide support services that include consulting, installation support, training, bespoke systems design, integration, assembly, and testing. We have created a secure video, audio, and information-sharing platform ecosystem founded on our core intellectual property that delivers meaningful solutions to real world problems. Our technology will assure the creation, distribution, and delivery of higher quality video content anywhere and at any time.

Our Historical Performance

The Company’s independent registered public accounting firm has expressed substantial doubt as to the Company’s ability to continue as a going concern. For the years ended December 31, 2022 and 2021, we had net losses of $337,111 and $21,714, respectively. As of December 31, 2022, we had approximately $832,638 cash. We estimate that we will be able to conduct our planned operations using currently available capital resources for the next six months. We will seek to fund our operations through public offerings, including this offering, private equity offerings, debt financings, and government or other third-party funding. However, the Company may not be able to raise adequate funds for capital expenditures, working capital and other cash requirements from capital markets on acceptable terms, or at all. Advances from an officer or stockholder may likewise be unavailable. The Company’s failure to raise capital as and when needed and generate significantly higher revenues than operating expenses to achieve profitability would impact its going concern status and would have a negative impact on its financial condition and its ability to pursue its business strategy and continue as a going concern. For further discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Going Concern”.

Impact of COVID-19 Pandemic

The current global pandemic of a novel strain of coronavirus, or COVID-19, and the global measures taken to combat it, may have an adverse effect on our business. Public health authorities and governments at local, national and international levels have announced various measures to respond to the pandemic. Some measures that directly or indirectly impact our business include voluntary or mandatory quarantines, restrictions on travel and limiting gatherings of people in public places.

We believe that we have fully complied with all state and local requirements relating to COVID-19. We have undertaken various measures in an effort to mitigate the spread of COVID-19. From our founding, we have been a highly efficient remote-first company, which has been able to continue to function as normal even with pandemic-related stay at home orders and other regulations. We have also exploited certain trends related to the COVID-19 pandemic, including its acceleration of global growth in virtual services. However, the COVID-19 pandemic has adversely impacted global economic activity and has contributed to significant volatility and negative pressure in financial markets. The resulting global deterioration in economic conditions and financial volatility may have an adverse impact on discretionary consumer spending or investing, could also impact our business and demand for our services.

As events are rapidly changing, we cannot predict how long the effects of the COVID-19 pandemic and the efforts to contain it could disrupt our operations or the full extent of that disruption.  Governments could take additional restrictive measures to combat the pandemic that could further impact our business or the economy in the geographies in which we operate. It is also possible that the impact of the pandemic and response on our customers, users, and markets will persist for some time after governments ease their restrictions.

The extent to which the pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this prospectus, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic and the current financial, economic and capital markets environment, and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows. See also “Risk Factors – The COVID-19 pandemic may cause a material adverse effect on our business” above.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to acquire new customers and users or retain existing customers and users;

●	our ability to offer competitive pricing;

●	our ability to broaden product or service offerings;

●	industry demand and competition;

●	our ability to leverage technology and use and develop efficient processes;

●	our ability to attract and retain talented employees and contractors; and

●	market conditions and our market position.

Emerging Growth Company

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.235 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Results of Operations

Comparison of the Six Months Ended June 30, 2023 and 2022

The following table sets forth key components of our results of operations during the six months ended June 30, 2023 and 2022.

	Six Months Ended June 30,
	2023	2022
Revenue	$		$-

Operating expenses:
General and administrative
Impairment of goodwill
Research and development
Total operating expenses
Income (loss) from operations
Income (loss) before income taxes
Provision for income taxes (benefit)
Net (loss) profit	$	$

Revenue

Revenue for the six months ended June 30, 2023 and 2022 was $[   ] and $[   ], respectively, representing [an increase/a decrease] of [   ]%. The [increase/decrease] was due to [an increase/a decrease] in [   ].

Operating Expenses

Our total operating expenses for the six months ended June 30, 2023 and 2022 were $[   ] and $[   ], respectively, representing [an increase/a decrease] of [   ]%. The [increase/decrease] was due to [an increase/a decrease] in [   ].

Income (Loss) From Operations

Our income (loss) from operations for the six months ended June 30, 2023 and 2022 was $[   ] and $[   ], respectively, representing [an increase/a decrease] of [   ]%. The [increase/decrease] was due to [an increase/a decrease] in [   ].

Net (Loss) Profit

Our net (loss) profit for the six months ended June 30, 2023 and 2022 was $[   ] and $[   ], respectively. The [change from net profit to net loss / increase / decrease] was due to [   ].

Comparison of Years Ended December 31, 2022 and 2021

The following table sets forth key components of our results of operations during the years ended December 31, 2022 and 2021.

		Years Ended December 31,
	2022	2021
Revenue	$-	$-

Operating expenses:
General and administrative	224,111	-
Research and development	63,000	21,714
Total operating expenses	287,111	21,714
Loss from operations	(287,111)	(21,714)
Other income (expense)	(50,000)	-
Loss before income taxes	(337,111)	(21,714)
Provision for income taxes (benefit)	-	-
Net loss	$(337,111)	$(21,714)

Revenue

We had no revenue for the years ended December 31, 2022 and 2021.

Operating Expenses

Our total operating expenses for the years ended December 31, 2022 and 2021 were $287,111 and $21,714, respectively, representing an increase of 1,222%. The increase was mainly due to management consultant fees and research and development expenses.

Loss From Operations

Our loss from operations for the years ended December 31, 2022 and 2021 was $287,111 and $21,714, respectively, representing an increase of 1,222%. The increase was mainly due to management consultant fees and research and development expenses.

Other Income (Expense)

Our total other expenses for the years ended December 31, 2022 and 2021 were $50,000 and $0, respectively. The increase was due to impairment of goodwill charge in the year ended December 31, 2022 associated with the acquisition of EdWare.

Net Loss

Our net loss for the years ended December 31, 2022 and 2021 was $337,111 and $21,714, respectively. The increase was primarily due to the increase in general and administrative expenses relating to management consultant fees, research and development expenses and impairment of goodwill associated with the acquisition of EdWare.

Liquidity and Capital Resources

As of June 30, 2023, we had cash and cash equivalents of $[   ]. To date, we have financed our operations primarily through revenue generated from sales of our securities.

Management has prepared estimates of operations and believes that sufficient funds will be generated from operations to fund our operations and to service our debt obligations for at least the next six months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The impact of COVID-19 on our business has been considered in these assumptions; however, it is too early to know the full impact of COVID-19 or its timing on a return to more normal operations.

The accompanying consolidated financial statements have been prepared on a going concern basis under which we are expected to be able to realize our assets and satisfy our liabilities in the normal course of business.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. However, our independent registered public accounting firm has expressed substantial doubt as to our ability to continue as a going concern. For the years ended December 31, 2022 and 2021, we had net losses of $337,111 and $21,714, respectively. As of December 31, 2022, we had approximately $832,638 cash. As a result, there is substantial doubt about our ability to continue as a going concern.

Our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Management has plans to seek additional capital through public offerings, including this offering, private equity offerings, debt financings, and government or other third-party funding. These plans, if successful, will mitigate the factors which raise substantial doubt about our ability to continue as a going concern.

However, the sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Debt

As of the date of this prospectus, we have not incurred any debt.

Summary of Cash Flow

The following table provides detailed information about our net cash flow for all financial statement periods presented in this prospectus.

	Six Months Ended		Year Ended
	June 30, 2023	June 30, 2022	December 31, 2022	December 31, 2021
Net cash provided by (used in) operating activities	$	$	$841,291	$(21,714)
Net cash provided by (used in) investing activities			(8,653)	21,714
Net cash provided by (used in) financing activities			-	-
Net change in cash			832,638	-
Cash at beginning of period			-	-
Cash at end of period	$	$	$832,638	$-

Net cash used in operating activities was $[   ] and $[   ], for the six months ended June 30, 2023 and 2022, respectively. The change was mainly due to [   ].

Net cash provided by operating activities was $841,291 for the year ended December 31, 2022, as compared to net cash used in operating activities of $21,714 for the year ended December 31, 2021. The change was mainly due to an increase in accounts payable, accrued expenses, common stock subscribed, prepaid expenses and stock issued for services.

Net cash used in investing activities was $[   ] and $[   ], for the six months ended June 30, 2023 and 2022, respectively. The increase in net cash used in investing activities was due to [   ].

Net cash used in investing activities was $8,653 for the year ended December 31, 2022, as compared to net cash provided by investing activities of $21,714 for the year ended December 31, 2021. The increase in net cash used in investing activities was due to an intangible asset for a property license and purchase of capital equipment in the year ended December 31, 2022.

Net cash provided by financing activities was $[   ] and $[   ], for the six months ended June 30, 2023 and 2022, respectively. The change was mainly due to [   ].

There was no net cash provided by or used in financing activities for the years ended December 31, 2022 and 2021.

Contractual Obligations

During the fiscal year ended December 31, 2021, we had no significant cash requirements for capital expenditures or other cash needs under any contractual or other obligations. During the fiscal year ended December 31, 2022, we had contractual obligations associated with management consultant in which we paid out $194,800.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. We believe our most critical accounting policies and estimates relate to the following:

Principles of Consolidation

The Company’s consolidated financial statements and related notes include all the accounts of the Company and its wholly owned subsidiaries. They have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany transactions have been eliminated in consolidation.

Revenue Recognition

The Company had no revenue for the years ended December 31, 2022 and 2021.

Income Taxes

No federal income taxes were owed for the years ended December 31, 2022 and 2021.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

Our company was incorporated on June 23, 2022, under the laws of the State of Nevada. On August 5, 2022, in accordance with our amendment of the articles of incorporation, our authorized capital stock changed from 110,000,000 shares, consisting of (i) 100,000,000 shares of common stock, $0.001 par value and (ii) 10,000,000 shares of preferred stock, $0.001 par value to 210,000,000 shares, consisting of (i) 200,000,000 shares of Common Stock, $ 0.001 par value per share, of which 196,400,000 shares are designated as “Class A Common Stock”, $0.001 par value per share, and 3,600,000 shares are designated as “Class B Common Stock”, $0.001 par value per share; and (ii) 10,000,000 shares of Preferred Stock, $0.001 par value per share. On December 30, 2022, our company entered into an agreement with EdWare, LLC and Mazhar Hussain to purchase 100% of the membership interests of EdWare, LLC. As a result, EdWare LLC became our wholly owned subsidiary.

On August 5, 2022, we issued 3,600,000 shares of Class B Common Stock in connection with the amendment to the articles of incorporation of the Company, at an issue price of $0.001 per share, for a total consideration of $3,600. All of the shares were sold to members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding capital stock, in reliance upon (i) the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws, or (ii) the provisions of Regulation S promulgated under the Securities Act.

The following table presents the amounts of Class B Common Stock issued and aggregate purchase prices paid by the members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding capital stock. The terms of these purchases were the same for all purchasers of our Class B Common Stock.

Stockholder	Class B Common Stock	Aggregate Purchase Price Paid
Michael Collins, Former President, Treasurer and Director	1,600,000	$1,600
Makena Investment Advisors, LLC (1)	1,000,000	$1,000
Mohammad Ansari, Former Director	1,000,000	$1,000

(1)	Makena Investment Advisors, LLC is a Nevada limited liability company. Makena Investment Advisors, LLC’s managing member is Michael Chermak, our Executive Chairman, Secretary, Treasurer and director. Makena Investment Advisors, LLC’s business address is 1023 Olive Ave, Ramona, CA 92065, USA.

On August 8, 2022, Mohammad Ansari, our former director, transferred 1,000,000 shares of Class B Common Stock to Basestones, Inc.

On August 8, 2022, we issued 5,100,000 shares of our Class A Common Stock to Cytta Corporation as part of the consideration for the worldwide, perpetual and exclusive license agreement with Cytta Corporation. We did not receive any proceeds from the issuance.

On October 1, 2022 and October 6, 2022, we entered into restricted stock award agreements to issue an aggregate of 731,834 shares of our Class A Common Stock to consultants for services rendered, including 291,000 shares to Joshua Cryer, our Chief Executive Officer and President and 145,000 shares to John Dames, our Chief Technology Officer. We issued these shares through our transfer agent on January 15, 2023. We did not receive any proceeds from the issuance.

From October 2022 to June 2023, we conducted multiple closings of a private placement offering of our Class A Common Stock and entered into certain subscription agreements with a number of accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. Pursuant to the agreements, we issued 865,880 shares of Class A Common Stock at $2.50 per share.

On November 4, 2022, we entered into a stock purchase agreement with Boustead Securities, LLC to purchase 1,000,000 shares of our Class A Common Stock for an aggregate purchase price of $1,000. We issued these shares through our transfer agent on November 23, 2022.

On March 31, 2023, we issued an aggregate of 60,000 shares of our Class A Common Stock to consultants for services rendered. We did not receive any proceeds from the issuance.

On May 22, 2023, Michael Collins, our former President, Treasurer and director, cancelled his 1,600,000 shares of Class B Common Stock in exchange for 200,000 shares of Class A Common Stock.

On June 15, 2023, we issued 300,000 shares of our Class A Common Stock to a consultant for services rendered. We did not receive any proceeds from the issuance.

Organizational Structure Following this Offering

The following diagram depicts our organizational structure following the completion of this offering. This diagram includes our current shareholders of Class A Common Stock, as a group, our controlling shareholders of Class B Common Stock and the public shareholders that will receive shares of Class A Common Stock in this offering, as a group. The Class A Common Stock and Class B Common Stock holdings of these shareholders is also depicted. The shares of Class A Common Stock held by public shareholders is based on the estimated public offering price of $[   ] per share, and assumes that the underwriters do not exercise the over-allotment option.

BUSINESS

Overview

Reticulate Micro is a technology company focusing on developing, marketing, and delivering video-compression-based software and hardware products, built on our proprietary and patented Video Assured Secure Transmission (VAST) video compression coding and decoding algorithms and methodologies. Reticulate Micro’s primary business focus is the development and delivery of resilient and secure internet communications technologies (ICTs) that enhance customer experiences with high-quality and low-latency video. Our core product line of video encoder appliances and virtual management appliances are designed to function in austere, industrial, and virtual environments to deliver highly reliable streaming video and situational awareness, with wieldiness and ease of use for non-technical customers. Our goal is to deliver unquestionably secure video content at the highest possible quality to meet customers’ needs for trustworthy and verifiable high-definition video.

Our primary business focus is the development and delivery of resilient and secure internet communications technologies (ICTs) that enhance customer experiences with high-quality and low-latency video. We achieve this by providing video streaming technologies, platforms, and services that utilize our proprietary VAST compression methodologies, our VISION OS, and our deep bench of industry expertise. Our technology platform offering centers on enabling the advancement of content-aware video coding and transport-aware distribution, scene and object detection for computer vision, virtual education delivery, the optimization of video distribution, and enhancing the trustworthiness of video to counter deepfake technologies. RM VISION OS enhances the implementation and use of our VAST-enabled appliances by providing remote provisioning, configuration, and management. We also provide support services that include consulting, installation support, training, bespoke systems design, integration, assembly, and testing. We have created a secure video, audio, and information-sharing platform ecosystem founded on our core intellectual property that delivers meaningful solutions to real world problems. Our technology will assure the creation, distribution, and delivery of higher quality video content anywhere and at any time.

Our Background

Reticulate Micro was incorporated on June 23, 2022, under the laws of the State of Nevada. Reticulate Micro is located in Las Vegas, Nevada, with offices in Palm Bay Florida. Since 2022, RM has focused on developing, marketing, and delivering video-compression-based software and hardware products, built on our proprietary and patented Video Assured Secure Transmission (VAST) video compression coding and decoding algorithms and methodologies. Our technology platform offering centers on enabling the advancement of content-aware video coding and transport-aware distribution, scene and object detection for computer vision, virtual education delivery, the optimization of video distribution, and enhancing the trustworthiness of video to counter deepfake technologies.

RM’s primary business focus is the development and delivery of resilient and secure internet communications technologies (ICTs) that enhance customer experiences with high-quality and low-latency video. RM achieves this by providing video streaming technologies, platforms, and services that utilize our proprietary VAST compression methodologies, our VISION OS, and our deep bench of industry expertise. Our core product line of video encoder appliances and virtual management appliances are designed to function in austere, industrial, and virtual environments to deliver highly reliable streaming video and situational awareness, with wieldiness and ease of use for non-technical customers. RM VISION OS enhances the implementation and use of our VAST-enabled appliances by providing remote provisioning, configuration, and management. RM also provides support services that include consulting, installation support, training, bespoke systems design, integration, assembly, and testing.

RM has created a secure video, audio, and information-sharing platform ecosystem founded on our core intellectual property that delivers meaningful solutions to real world problems. Our technology will assure the creation, distribution, and delivery of higher quality video content anywhere and at any time. Our highest goal is to deliver unquestionably secure video content at the highest possible quality to meet customers’ needs for trustworthy and verifiable high-definition video.

Our Historical Performance

The Company’s independent registered public accounting firm has expressed substantial doubt as to the Company’s ability to continue as a going concern. For the years ended December 31, 2022 and 2021, we had net losses of $279,111 and $21,714, respectively. As of December 31, 2022, we had approximately $832,638 cash. We estimate that we will be able to conduct our planned operations using currently available capital resources for the next six months. We will seek to fund our operations through public offerings, including this offering, private equity offerings, debt financings, and government or other third-party funding. However, the Company may not be able to raise adequate funds for capital expenditures, working capital and other cash requirements from capital markets on acceptable terms, or at all. Advances from an officer or stockholder may likewise be unavailable. The Company’s failure to raise capital as and when needed and generate significantly higher revenues than operating expenses to achieve profitability would impact its going concern status and would have a negative impact on its financial condition and its ability to pursue its business strategy and continue as a going concern. For further discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Going Concern”.

Industry Overview

RM is strategically positioned to influence and shape the defense segment of the global video streaming infrastructure market, which is expected to grow at a compound annual growth rate (CAGR) of 18.3% from 2023 to 2028 (MarketsandMarkets Research, Video Encoders Market by Number of Channel (1-Channel, 2-Channel, 4-Channel, 8-Channel, 16-Channel, more than 16-Channel), Type (Standalone, Rack-mounted), Application (Broadcasting, Surveillance) and Geography – Global Forecast to 2027, August 2022). The defense market’s video encoder and content delivery network industry operate at the heart of global operations where high-quality, low-latency video feeds are vital for tactical and strategic actions. The introduction of deep fakes in this environment creates a new set of difficulties that are needed for sophisticated video authentication methods. These encoders have complex methods to authenticate video authenticity and guard against subtle fake modifications in addition to converting raw video into effectively transmittable and storable forms. The potential of the sector is being drastically altered by the introduction of 5G and the expansion of affordable global satellite connectivity. The availability of high-bandwidth, low-latency real-time video streaming is made possible by these technical developments, which increases the demand for advanced video encoders. This evolution underscores the increasingly critical role of secure, resilient, and high-speed video encoders and content delivery platform within the defense industry's global operational context.

Industry Trends. Over the past ten years, the defense video streaming market—which is supported by infrastructure products and services—has undergone substantial development and expansion. The demand for real-time, high-quality video for defense operations, the widespread availability of high bandwidth networks made possible by tactical on-the-go satellite communications (SATCOM) technologies, the shift to media distribution in the consumer space, and the consequent decline in media consumption over traditional linear infrastructure like cable, consumer satellite television, and free-to-air transmission were the initial factors that sparked the growth of the video streaming market. The following trends, we feel, are currently having the most effects on the live streaming business across all industries, from capture and production through distribution and delivery:

●	Advent of 5G: The emergence of 5G technology has undoubtedly been a game changer in the defense video streaming infrastructure market over the last decade. 5G networks, characterized by high-speed data transmission and extremely low latency, have greatly enhanced the capabilities of video streaming infrastructure. In defense applications, this allows for real-time video surveillance and the use of AI/ML-based analytics for instant decision-making. Moreover, it opens possibilities for teleoperation of military assets, from drones to remote weapon systems, using high-quality video feeds.

●	Emergence of AI and Machine Learning: Artificial Intelligence (AI) and Machine Learning (ML) have seen rapid integration into defense video streaming infrastructure, improving the efficiency and utility of surveillance and reconnaissance activities. These technologies can help identify patterns, detect anomalies, and predict threats by analyzing streamed video data in real-time. Additionally, AI/ML plays a crucial role in combating the menace of deep fake videos by analyzing and authenticating the video content, thus bolstering the security and reliability of the video streams.

●	IP-based Video Systems: The shift from traditional analog systems to Internet Protocol (IP) based video systems has been a significant trend in the defense sector. This transition provides numerous advantages, including improved scalability, flexibility, and remote access capabilities. The move towards IP video has enabled the integration of various video streams into a single interface, providing a comprehensive view of the operational environment and enhancing situational awareness.

●	Cloud and Edge Computing: The adoption of cloud and edge computing in defense video streaming has been transformative. Cloud technology provides scalable storage and easy accessibility of video data, while edge computing allows for the processing of video data closer to the source, reducing latency and increasing the speed of decision-making. Amid the COVID-19 pandemic, these technologies played a pivotal role in facilitating remote work for defense personnel, enabling secure and efficient access to necessary data and video streams from home.

●	Advanced Video Compression Techniques: The defense sector has been adopting advanced video compression techniques, such as H.265/HEVC, to improve the efficiency of video streaming. This technology enables high-quality video to be transmitted over lower bandwidth connections, reducing the cost, and improving the practicality of video transmission in remote or contested areas. This has become particularly important as the resolution and frame rate of video feeds increase, and as more video data is being collected and transmitted.

Our Products and Services

RM Hardware: Encoder appliances and associated systems. Our first generation of RM-1 video encoder appliances are modular in design to deliver a premium and bespoke product at value pricing. Customers only pay for the features that are required above our baseline offering. RM-1 appliances are designed to operate in the most austere conditions, ensuring reliable and secure communications and video delivery in the most challenging scenarios.

RM Software: Cloud Management Platform and Feature Licensing. RM Software includes a wide variety of options to enhance video, voice, and data delivery that are based on RM VAST technology. The software platform takes the same approach to modularity as our RM appliance product lines. Customers can determine the number of feature sets needed to meet their needs, with options that include (but are not limited to):

●	High efficiency video encoding

●	Video Transcoding

●	Situational Awareness information aggregation

●	Radio and cellular voice integration

●	Medical Triage data

●	Drone video and location information

●	Military communications network integration

●	End-user system health and status

●	Network transport monitoring and management

RM Support services: Installation, training, and systems design and integration. We offer customer support services to enhance the value of RM hardware and software offerings. These support services include:

●	Options for RM hardware and software installation support

●	In-person or virtual training and education support, delivering lessons on RM technologies or other curriculum as desired by customers

●	Systems design and integration, drawing from the deep bench of RM expertise in fields of software, hardware, electronics, computer, mechanical, and systems engineering.

RM Assembly: Third-party assembly. We provide assembly for external firms. We use recognized processes and procedures for maintaining product quality assurance, assuring we meet customer and stakeholder needs within statutory and regulatory requirements related to product and service delivery. We are in the process of pursing ISO 9001 certification, to prove our ability to consistently provide products and services that meet our customer and regulatory requirements.

RM Testing: Testing for conformance. We ensure that everything we produce meets customer performance specifications. Where required, RM hardware and software is designed to meet MIL-STD and NATO STANAG specifications and use certified third-party labs for full conformance testing. Our Florida campus is equipped with a small RF testing chamber for antenna testing, focusing on narrow-band antenna technologies.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the novel coronavirus COVID-19 a global pandemic and recommended containment and mitigation measures worldwide. From our founding, we have been a highly efficient remote-first company, which has been able to continue to function as normal even with pandemic-related stay at home orders and other regulations. We have also exploited certain trends related to the COVID-19 pandemic, including its acceleration of global growth in virtual services. However, the COVID-19 pandemic has adversely impacted global economic activity and has contributed to significant volatility and negative pressure in financial markets. The resulting global deterioration in economic conditions and financial volatility may have an adverse impact on discretionary consumer spending or investing, could also impact our business and demand for our services.

For more information on the impacts of COVID-19 on our business and related risks, please refer to the sections entitled “Risk Factors – The COVID-19 pandemic may cause a material adverse effect on our business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. We cannot predict the extent to which the ongoing COVID-19 pandemic or related regulatory activity or legislative may impact us.

Our Market Opportunity and Customers

Our initial business focus is on the Defense, Non-Government Organization (NG), and Public Safety sectors. We are positioned to grow our unique technologies into the commercial sector, as our core offerings transition from a software-based technology platform to our application specific integrated circuit (ASIC) offering.

Sales, Marketing and Customer Acquisition

We have a robust sales and marketing strategy comprised of the following components:

Multi-Channel Marketing. We have blended multi-channel marketing and promotion strategies that include direct-email, direct mail, information subscriptions, video advertising, tradeshow attendance, training events, front-line support influence, and live demonstrations. This blend of pull and push marketing ensures that we take advantage of every opportunity to inform our customers about RM capabilities and solutions, while pulling in their requirements to better inform our product strategy.

Values Added Reseller Product Placement. We see great value in establishing Value Added Reseller (VAR) agreements with firms that have extant relationships with our customer base, typically in the form of recompeted, omni-bus, or framework contracts. We have a pricing strategy that includes Manufacturer Suggested Retail Price (MSRP), VAR Pricing, and tiered bulk discounts based on order numbers that are negotiable based on target markets and VAR past performance. We value VAR relationships, where market goals are aligned and complementary.

Strategic Opportunity Identification. A key aspect of our overall marketing strategy is our method of qualifying our opportunities. All our opportunities are filtered through our three initial questions:

●	“Is this Something that we do?”

●	“Is this something that we want to do?’

●	“Is this something that we don’t want to do?”

The other two primary considerations are funding availability and customer need. We only make products that meet customer needs – if a customer truly needs a capability, they will also have funding for it. When targeting opportunities, the intersecting crosshairs of customer need and customer funding are our tools of opportunity identification and qualification.

Customer Research and Development Funding. Another vector of our marketing strategy is to exploit research and development efforts that provide non-dilutive funding. These situations can be optimal because they foster collaborative customer buy-in, provide clear communications of customer needs, and help mature prototype technologies into fieldable products that are then purchased by customers.

Competition

In the defense video encoder market, several key competitors offer video encoding solutions tailored for the specific requirements of the defense industry. These competitors have established themselves as prominent players, and their solutions compete with our proprietary implementation of AV-1. The top five market competitors in the defense video encoder market are as follows:

●	Cisco Systems Inc. is a global leader in networking and video encoding solutions. Their defense video encoder offerings provide secure and reliable video compression and transmission capabilities. Cisco’s solutions are renowned for their scalability, interoperability, and advanced encryption features, making them a trusted choice for defense applications worldwide.

●	Haivision Systems Inc. specializes in high-performance video streaming and encoding solutions for the defense industry. Their defense video encoders are designed to deliver low-latency, high-quality video streams in bandwidth-constrained environments. Haivision’s solutions offer advanced features such as real-time analytics, secure transmission, and adaptive streaming, catering to the unique needs of defense operations.

●	Imagine Communications Corp. is a leading provider of video encoding and processing solutions for defense applications. Their defense video encoders enable efficient and reliable compression of video data while ensuring low latency and high visual quality. Imagine Communications’ solutions incorporate advanced algorithms and robust error correction mechanisms to deliver optimal video performance in challenging defense environments.

●	Harmonic Inc. offers a comprehensive range of video encoding solutions tailored for defense video applications. Their defense video encoders leverage cutting-edge compression technologies, such as HEVC (High-Efficiency Video Coding), to deliver superior video quality at reduced bandwidth requirements. Harmonic’s solutions are known for their versatility, scalability, and ability to integrate seamlessly with existing defense systems.

●	AnsuR Technologies enables optimized visual communications solutions over transports such as IP networks, satellite communications, and cellular networks. AusuR’s visual communication tools are designed to enable critical decision-making in challenging network environments, with a specific background in satellite communications. Their products are used in mobile and fixed applications, such as drone services, intelligence, surveillance, and reconnaissance, search and rescue, remote inspection, security and many more.

While these companies pose competition in the industry, we believe that our proprietary implementation of AV-1, a patented approach for low-latency encoding for computer vision, combined with our unique features and strategic partnerships, positions us favorably to capture a significant share of the defense video encoder market.

Our Strengths

We believe that we have competitive strengths, some of which are discussed below, that position us favorably in each aspect of our business. We believe our key competitive strengths include the following:

●	Low-Latency Simultaneous Multi-Stream Encoding and Decoding. VAST Low latency encoding reduces the time it takes between recording a video and playing it back. This is accomplished by utilizing our sophisticated compression techniques that enable the video data to be processed and delivered more quickly, cutting down on the amount of time the video must travel. This is crucial in scenarios like military operations, video conferencing, live streaming, and online gaming, where real-time video is essential. A more fluid and responsive watching experience is achieved by using low latency encoding, which helps to ensure that there is little lag or delay between the video source and the user.

●	High Quality Imagery. VAST utilizes cutting-edge algorithms that compress video data more effectively while limiting the loss of visual clarity, producing high-quality imagery. Our unique approach employs novel compression methods and allows for the use artificial intelligence and machine learning to examine video information and pinpoint specific regions of the image that can be compressed more severely without compromising visual quality. These methods can drastically reduce file sizes while preserving high levels of clarity and sharpness by deliberately lowering the amount of data needed to depict each frame of the movie.

●	Highly Efficient Performance. VAST is a high-efficiency video compression standard that optimizes the delivery of video material by combining cutting-edge compression methods with adaptive streaming technology. VAST uses cutting-edge compression algorithms to dramatically reduce the size of video files without compromising visual quality, providing a high-quality watching experience for users. It accomplishes this by using a number of sophisticated coding techniques, including transform coding, intra-frame prediction, and inter-frame prediction. VAST achieves this by integrating features like variable block sizes, adaptive motion vector prediction, and global motion correction that increase the compression efficiency of video footage. With the help of these capabilities, the encoder can more precisely identify and eliminate unnecessary information from video frames, resulting in reduced file sizes and improved visual quality.

●	Immutable Context Security. Our capacity to produce and broadcast immutable video is a critical component of VAST design. By providing an unchangeable record of the video data, immutable video improves video security by making it more difficult for attackers to tamper with or manipulate the video material. A unique digital fingerprint of each video frame is created using cryptographic hashes to create immutable video. It is practically impossible for someone to alter the video footage without being discovered because these fingerprints are recorded in a decentralized blockchain network. By offering a tamper-proof record of the video data, our immutable video approach can improve video security by making it more challenging for attackers to change the video information. This offers a clear chain of custody for the video data while also reducing the possibility of deep fakes and other types of video tampering.

●	Network Flexibility. VAST is designed to leverage adaptive streaming technologies in addition to powerful compression algorithms to improve the distribution of video material based on the viewer's device, network connection, and available bandwidth. This guarantees that the video quality is adjusted for each viewer's unique situation, leading to a more reliable and excellent viewing experience. Overall, our cutting-edge compression algorithms, machine learning, and adaptive streaming technologies are combined to offer high-quality imagery employing these unique video compression techniques.

●	Designed for Computer Vision. VAST offers a concise representation of video data that can be more effectively evaluated by computer vision algorithms, making it ideally suited for computer vision applications. A mathematical method called Discrete Wavelet Transform (DWT) divides a video signal into numerous sub-bands, each of which contains data on various frequency components of the signal. With the use of this decomposition, computer vision algorithms can concentrate on particular frequency ranges that hold crucial visual information, including edges and textures, while ignoring or discarding extraneous or redundant data. Computer vision algorithms can more effectively extract information from video data by evaluating the sub-bands produced by our VAST encoding method. This enables them to recognize and track objects, spot changes in the surroundings, and carry out other kinds of image analysis tasks.

Our Growth Strategies

The key elements of our strategy to expand our business include the following:

●	Assertive Anticipation and Action in Meeting Customer Needs. We take pride in listening to customer needs and requirements, and then quickly acting to meet their needs. The RM team is comprised of industry experts, military veterans, and public-safety personnel that each have a primary focus on understanding the continually changing needs of our customers and creating our solutions concepts through that lens. Our aim is to learn and know customer needs so well, through deep professional and personal relationships, that our ideation and action naturally aligns with our customers – we avoid wasting time and activity on those products, services, and capabilities that ultimately do not align with our customers.

●	Expand Multi-Cloud-Based and Hybrid-Infrastructures. RM VISION OS delivers demand-based video, voice, and data routing by scaling services across cloud-based virtual infrastructures that span multiple cloud providers and infrastructure on customer premises. This approach bolsters resiliency by exploiting the elastic computational fabric of the cloud, shifting resource consumption to avoid outages, reduce latencies, and lower the costs associated with private infrastructure maintenance. Our VISION OS leverages this multi-cloud and hybrid-infrastructure approach to intelligently route information over fast and secure transport paths, while avoiding the burden of heavy systems administration.

●	Increase RM Footprint in Customer Networks. We understand that customer networks are continually evolving and growing in response to ever-changing operational landscapes and mission needs. RM is poised to help our customers not only meet their insatiable demand for secure and high-quality video, voice, and data – we also work to identify adjacent opportunities that are complementary to RM core business and extend solutions to meet those needs.

●	Drive Strategic Relationships. A core component of our corporate culture is the understanding that teams win championships. This worldview lens also colors our perception and strategy towards industry and customer partnerships. The market we serve is ever-expanding and the demand for our technology offerings is growing in demand. We recognize that while we will be successful in building and growing our business, strong relationships with like-minded and adjacent partners in industry is a force multiplier to that success. We believe that industry teaming extends our talent-bench beyond the corporate walls of RM and leads to repeatable wins.

●	Strategic Acquisitions. We believe that strategic acquisitions of firms and technologies that complement our core technology portfolio is an effective way to augment and enhance our organic growth. RM has a mature process for identifying, acquiring, and integrating businesses to allow RM to expand our product offering into adjacent verticals.

Intellectual Property

On August 8, 2022, the Company entered into a worldwide, perpetual and exclusive license agreement with Cytta Corporation, or Cytta, for its proprietary SUPR ISR (Superior Utilization of Processing Resources – Intelligence, Surveillance, and Reconnaissance) system, namely AI powered secure video compression technology that offers superior streaming in HD/4K/8K compared to open standard codecs, and delivers real-time compression of video streams for surface, airborne, and underwater ISR applications, including environments where video streams are transmitted beyond line-of-sight. In consideration of the license agreement, Cytta was issued 5,100,000 shares of our Class A Common Stock and will receive a royalty of five percent of net sales of licensed product revenues and licensed service revenues over a ten-year period.

On March 14, 2023, the Company completed an Intellectual Property Purchase Agreement for the purchase of US Patent No. 9,451,291 (Fast DWT-Based Intermediate Codec Optimized For Massively Parallel Architecture), issued on September 20, 2016, and the developed source code related to the patent. This patented technology will help the Company achieve higher functionality and an asymmetric performance advantage over competing technologies, supporting computer vision needs with maximum compression at extremely low latencies. The Company made a one-time payment of $200,000 for the patent.

The protection of our intellectual property and all corresponding rights throughout the world, including our trademarks, service marks, trade dress, logos, trade names, domain names, goodwill, patents, copyrights, works of authorship (whether or not copyrightable), software and trade secrets, know-how, and proprietary and other confidential information, together with all applications, registrations, renewals, extensions, improvements and counterparts in connection with any of the preceding, is essential to the success of our business. We will seek to protect our intellectual property rights by filing applications in various copyright, patent, trademark, and other government offices, as applicable, and relying on applicable laws and regulations in the U.S. and internationally, as well as a variety of administrative procedures. We are seeking to register our core brands as domain names, trademarks, and service marks in the U.S. and many other jurisdictions. We will also have a program to continue to secure, police, and enforce trademarks, service marks, trade dresses, logos, trade names, and domain names that correspond to our brands in markets of interest. We may file patent applications in the U.S. and extend them into international jurisdictions covering specific aspects of our proprietary technology and innovations. We also rely on contractual restrictions to protect our proprietary rights where appropriate when offering or procuring products and services. We have routinely entered into confidentiality, invention disclosure, assignment agreements with our employees and contractors, and non-disclosure agreements with external parties with whom we conduct business to control access to and use and disclosure of our proprietary information.

Human Capital

As of June 28, 2023, we had 3 full-time employees and 5 independent contractors. We expect to increase the number of employees and contractors over the course of next year as the Company ramps up its operations. None of our personnel are represented by labor unions, and we believe that we have an excellent relationship with everyone who works with us.

Seasonality

We do not experience significant seasonality in our sales cycle.

Facilities

On January 30, 2023, the Company signed a lease agreement for a 2,500 square foot office space located at 3255 Bayside Lakes Blvd SE, Palm Bay, FL 32909 to serve as the Company’s headquarters. The lease term is for three years and the monthly rent payment with common area maintenance charges and taxes is $4,215.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition, or operating results.

Government Regulation

We are subject to substantial governmental regulations affecting our business. These include, but are not limited to, data privacy and protection laws, regulations, policies and contractual obligations that apply to the collection, transmission, storage, processing and use of personal information or personal data, which among other things, impose certain requirements relating to the privacy and security of personal information. The variety of laws and regulations governing data privacy and protection, and the use of the internet as a commercial medium are rapidly evolving, extensive, and complex, and may include provisions and obligations that are inconsistent with one another or uncertain in their scope or application.

Numerous laws and regulatory schemes have been adopted at the national and state level in the United States, and in some cases internationally, that have a direct impact on our business and operations. For example:

The California Consumer Privacy Act (CCPA), which went into effect on January 1, 2020, provides consumers the right to know what personal data companies collect, how it is used, and the right to access, delete, and opt out of the sale of their personal information to third parties. It also expands the definition of personal information and gives consumers increased privacy rights and protections for that information. The CCPA also includes special requirements for California consumers under the age of 16. In addition, the European Union and United Kingdom have adopted the General Data Protection Regulation (GDPR), which likewise impose significant data protection obligations on enterprises, including limitations on data uses and constraints on certain uses of sensitive data. Effective January 1, 2023, we also became subject to the California Privacy Rights Act, which expands upon the consumer data use restrictions, penalties and enforcement provisions under the California Consumer Privacy Act, and Virginia’s Consumer Data Protection Act, another comprehensive data privacy law. Effective July 1, 2023, we will also become subject to the Colorado Privacy Act and Connecticut’s An Act Concerning Personal Data Privacy and Online Monitoring, which are also comprehensive consumer privacy laws. Effective December 31, 2023, we will also become subject to the Utah Consumer Privacy Act, regarding business handling of consumers’ personal data.

MANAGEMENT

Directors and Executive Officers

Set forth below is information regarding our directors and executive officers as of the date of this prospectus.

NAME	AGE	POSITION
Michael Chermak	64	Executive Chairman, Secretary, Treasurer and Director
Joshua Cryer	43	Chief Executive Officer and President
John Dames	53	Chief Technology Officer
James Creamer	58	Chief Financial Officer
[ ]	[ ]	Director Nominee (1)
[ ]	[ ]	Director Nominee (1)

(1)	To be appointed to our board of directors immediately upon the effectiveness of the registration statement of which this prospectus forms a part.

Michael Chermak has served as our Secretary and as a member of our board of directors since June 2022, as our Treasurer since October 2022, and as our Executive Chairman since November 2022. Mr. Chermak also served as our Vice President from June 2022 to June 2023. From May 2020 to January 2023, Mr. Chermak served as the Chief Administrative Officer at Cytta Corp (OTCQB: CYCA), a company that creates video/audio integration software with AI capability, advanced video compression, and portable/SaaS hardware/software systems that solve real-world problems in large markets. From April 2018 to April 2020, he served as a director at OZOP Surgical Corp (OTCQB: OZSC), a company that invents, designs, develops, manufactures and distributes innovative endoscopic instruments, surgical implants, instrumentation, devices and related technologies, focused on spine, neurological and pain management procedures and specialties, where he was also the Chief Executive Officer from June 2016 to February 2018. Previously, Mr. Chermak worked in China for over 6 years and was the former Chairman and Chief Executive Officer of Bridgetech Holdings International (OTC: BGTH), which focused on introducing Western medicine into China. He has also served on the Board of Directors and as an Audit Committee member of Beijing Origin Seed (Nasdaq: SEED), a Chardan Capital SPAC. In 1998, Mr. Chermak was the co-founder, initial investor, and original Chairman of Medibuy.com, an Internet healthcare supply vendor. Medibuy raised over $140 million in its first 18 months of operation backed by Venture Capitalists such as Kleiner Perkins, Sequoia, Oak, and institutional investors including Alianz. Medibuy acquired the ecommerce initiatives of two leading GPOs, Premier and Columbia HCA, that at one time accounted for nearly 70% of healthcare product expenditures in the US. Medibuy was sold to GHX (Global Health Exchange), an ecommerce company founded by General Electric, Abbot, Baxter, Medtronic. Becton-Dickinson, Braun, Guidant, Tyco, Siemens, and others. Mr. Chermak was also the founder and Chief Executive Officer of Healthdemographics, Inc., a company in the healthcare predictive data and decision support business, with over 1,200 clients worldwide and was regularly sourced by the Wall Street Journal for articles on the healthcare industry. Mr. Chermak sold the company in 1997 to Medirisk. Mr. Chermak is also the founder of Makena Investment Advisors, LLC, a firm focused on assisting emerging companies access equity capital markets. Additionally, Mr. Chermak and his wife fund and run a 501c3 animal sanctuary and are focused on animal rescue and the support of rescue organizations. Mr. Chermak received his bachelor’s degree in Business from the University of New Mexico, Anderson School of Management. We believe Mr. Chermak is qualified to serve on our board of directors due to his 40 years of experience in leadership roles in the healthcare industry and experience raising over $200 million for the private and public companies he has worked with.

Joshua Cryer has served as our President since February 2023 and our Chief Executive Officer since June 2023. Mr. Cryer also served as our Chief Technology Officer from October 2022 to December 2022 and as our Chief Operating Officer from January 2023 to June 2023. From July 2022 to January 2023, Mr. Cryer served as the Senior Director of Business Development at ALL.SPACE (originally Isotropic Systems Ltd), a company that specializes in developing and providing a unique communication platform that enables simultaneous access to multiple satellite and terrestrial networks through a single device, where he led a Business Development team for U.S. government customers. From January 2020 to July 2022, Mr. Cryer led Strategy Development initiatives at L3Harris Technologies, a technology company, defense contractor, and information technology services provider, advising on mergers and acquisitions, directing technical alignment strategies, and establishing the Communications Systems (CS) segment Satellite Communications (SATCOM) franchise portfolio. From August 2017 to June 2020, Mr. Cryer served as a Principal Engineer and Scientist leading the SATCOM technical team at the NATO Communications and Information Agency (NCIA) in Mons, Belgium. Mr. Cryer is a United States Air Force veteran with over 25 years of experience in the military communications industry. From July 2008 to August 2017, Mr. Cryer worked with the U.S. Navy leading teams that created and delivered disruptive technologies for the Navy SEALS as the Branch Chief for Communications Research and Development at the Naval Special Warfare Development Group (NSWDG) from August 2015 to August 2017 and as a Research and Development Communications Engineer and Program Manager from July 2008 to August 2015. Mr. Cryer received his associate’s degree in Avionics Systems Technology from the Community College of the Air Force, his bachelor’s degree in Electronics Engineering from ECPI University, and his Master of Business Administration degree from the University of Phoenix.

John Dames has served as our Chief Technology Officer since January 2023. Mr. Dames is the owner of Prodjekt, a consultancy company that specializes in software and technology product development, which he formed in July 2021. Prior to forming Prodjekt, Mr. Dames co-founded and served as the Chief Technology Officer at Coolfire Solutions, a technology innovation and production company working with Defense and Military customers across the globe, from March 2010 to January 2021. Mr. Dames holds several patents in situational awareness and advanced user interface (UI) for communications technologies and has helped create more than 20 products in the defense and public sector markets. He applies his enthusiasm and experience to defense, public sector and commercial customers, solving complex problems with simple, usable solutions. Mr. Dames has over 27 years of experience in user experience (UX) and technology innovation, production, and development. Mr. Dames received his bachelor’s degree in Soviet & Russian Studies and a minor in Eastern European history from the University of Missouri – Columbia.

James Creamer has served as our Chief Financial Officer since February 2023. Since April 2011, Mr. Creamer has been the Principle of Corporate Solution Advisors, LLC which offers outsourced, fractional Chief Financial Officer services to small, growth-oriented companies in various industries including technology, video game development, mining, oil & gas, real estate and cannabis. Mr. Creamer has served in leadership roles for several publicly traded and private companies since 2005 following a fifteen-year investment banking career. Between 1990 and 2005, Mr. Creamer held positions as Vice President of Commercial Banking at Vectra Bank Colorado, Vice President of Investment Banking at J.P. Turner & Company, Director of Equity Research at Global Capital Securities and Vice President of Institutional Fixed Income Sales at Hanifen Imhoff, Inc. Mr. Creamer received his bachelor’s degree in Finance from Arizona State University and holds the Chartered Financial Analyst (CFA) designation.

[  ] has been nominated to serve as a member of our board of directors effective as of the effective date of the registration statement of which this prospectus forms a part.

[  ] has been nominated to serve as a member of our board of directors effective as of the effective date of the registration statement of which this prospectus forms a part.

Our directors currently have terms which will end at our next annual meeting of the shareholders or until their successors are elected and qualify, subject to their prior death, resignation or removal. Officers serve at the discretion of the board of directors. There is no arrangement or understanding between any director or executive officer and any other person pursuant to which he was or is to be selected as a director, nominee or officer.

Family Relationships

No family relationships exist between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Corporate Governance

Governance Structure

We chose to appoint a separate Executive Chairman of the Board who is not our Chief Executive Officer. Our board of directors has made this decision based on their belief that a separate Executive Chairman of the Board can act as a balance to the Chief Executive Officer.

The Board’s Role in Risk Oversight

The board of directors oversees that the assets of our company are properly safeguarded, that the appropriate financial and other controls are maintained, and that our business is conducted wisely and in compliance with applicable laws and regulations and proper governance. Included in these responsibilities is the board’s oversight of the various risks facing our company. In this regard, our board seeks to understand and oversee critical business risks. Our board does not view risk in isolation. Risks are considered in virtually every business decision and as part of our business strategy. Our board recognizes that it is neither possible nor prudent to eliminate all risk. Indeed, purposeful and appropriate risk-taking is essential for our company to be competitive on a global basis and to achieve its objectives.

While the board oversees risk management, company management is charged with managing risk. Management communicates routinely with the board and individual directors on the significant risks identified and how they are being managed. Directors are free to, and indeed often do, communicate directly with senior management.

Our board administers its risk oversight function as a whole by making risk oversight a matter of collective consideration; however, much of the work will be delegated to committees, which will meet regularly and report back to the full board. Prior to the effective date of the registration statement of which this prospectus forms a part, we plan to establish a standing audit committee, compensation committee and nominating and corporate governance committee of our board of directors. We anticipate that the audit committee will oversee risks related to our financial statements, the financial reporting process, accounting and legal matters, the compensation committee will evaluate the risks and rewards associated with our compensation philosophy and programs, and the nominating and corporate governance committee will evaluate risk associated with management decisions and strategic direction.

Independent Directors

NYSE American’s rules generally require that a majority of an issuer’s board of directors consist of independent directors. Our board of directors currently consists of one (1) director, Michael Chermak, who is not independent within the meaning of the NYSE American’s rules. We expect to enter into independent director agreements with [   ] and [   ], pursuant to which they will be appointed to serve as independent directors effective immediately upon the effectiveness of the registration statement of which this prospectus forms a part. As a result of these appointments, we anticipate that our board of directors upon the effectiveness of the registration statement of which this prospectus forms a part will consist of three (3) directors, two (2) of whom will be independent within the meaning of NYSE American’s rules.

Committees of the Board of Directors

Our board has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each with its own charter approved by the board. The committee charters have been filed as exhibits to the registration statement of which this prospectus is a part. Upon completion of this offering, we intend to make each committee’s charter available on our website at https://reticulate.io/.

In addition, our board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by our board of director.

Audit Committee

[   ] and [   ], each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and NYSE American’s rules, will serve on our audit committee upon their appointment to the board, with [   ] serving as the chairman. Our board has determined that [   ] qualifies as an “audit committee financial expert.” As a smaller reporting company, we are only required to maintain an audit committee of two independent directors. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

The audit committee is responsible for, among other things: (i) retaining and overseeing our independent accountants; (ii) assisting the board in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements; (iii) reviewing and approving the plan and scope of the internal and external audit; (iv) pre-approving any audit and non-audit services provided by our independent auditors; (v) approving the fees to be paid to our independent auditors; (vi) reviewing with our chief executive officer and principal financial officer and independent auditors the adequacy and effectiveness of our internal controls; (vii) reviewing hedging transactions; and (viii) reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Compensation Committee

[   ] and [   ], each of whom satisfies the “independence” requirements of Rule 10C-1 under the Exchange Act and NYSE American’s rules, will serve on our compensation committee upon their appointment to the board, with [   ] serving as the chairman. The members of the compensation committee are also “outside directors” as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and “non-employee directors” within the meaning of Section 16 of the Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

The compensation committee is responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to the board regarding the compensation of our independent directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the compensation committee’s performance and the adequacy of its charter.

Nominating and Corporate Governance Committee

[   ] and [   ], each of whom satisfies the “independence” requirements of NYSE American’s rules, will serve on our nominating and corporate governance committee upon their appointment to the board, with [   ] serving as the chairman. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee will be responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the board by reviewing nominees for election to the board submitted by shareholders and recommending to the board director nominees for each annual meeting of shareholders and for election to fill any vacancies on the board; (ii) advising the board with respect to board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self-evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; (iv) overseeing compliance with the our code of ethics; and (v) approving any related party transactions.

The nominating and corporate governance committee’s methods for identifying candidates for election to our board of directors (other than those proposed by our shareholders, as discussed below) will include the solicitation of ideas for possible candidates from a number of sources – members of our board of directors, our executives, individuals personally known to the members of our board of directors, and other research. The nominating and corporate governance committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the nominating and corporate governance committee may consider some or all of the following factors: (i) the candidate’s judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate’s experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate’s ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate.

A shareholder may nominate one or more persons for election as a director at an annual meeting of shareholders if the shareholder complies with the notice and information provisions contained in our bylaws. Such notice must be in writing to our company not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one-hundred-twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made or as otherwise required by the Exchange Act. In addition, shareholders furnishing such notice must be a holder of record on both (i) the date of delivering such notice and (ii) the record date for the determination of shareholders entitled to vote at such meeting.

Code of Ethics

We have adopted a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Such code of ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, and reporting of violations of the code.

A copy of the code of ethics has been filed as an exhibit to the registration statement of which this prospectus is a part. We are required to disclose any amendment to, or waiver from, a provision of our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions. We intend to use our website as a method of disseminating this disclosure as well as by SEC filings, as permitted or required by applicable SEC rules. Any such disclosure will be posted to our website within four (4) business days following the date of any such amendment to, or waiver from, a provision of our code of ethics.

EXECUTIVE COMPENSATION

Summary Compensation Table - Years Ended December 31, 2022 and 2021

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($) (1)		Total ($)
Michael Collins, Former President and Treasurer (2)	2022	-	-	-	-	50,000		-
	2021	-	-	-	-	-		-
Michael Chermak, Executive Chairman, Secretary, and Treasurer	2022	-	-	-	-	30,000		-
	2021	-	-	-	-	-		-
Joshua Cryer, Chief Executive Officer and President	2022	-	-	25	-	20,000	(3)	-
	2021	-	-	-	-	-		-

(1)	All other compensation consisted of consulting fees.

(2)	Michael Collins was the Company’s President from June 2022 to January 2023 and the Company’s Treasurer from June 2022 to October 2022. There is no consulting agreement between Michael Collins and the Company.

(3)	The consulting fees were paid through Cryer Consulting Group, which is owned by Joshua Cryer.

Executive Employment and Consulting Agreements

On October 1, 2022, Joshua Cryer and the Company entered into an executive consulting services agreement, pursuant to which the Company paid Mr. Cryer $10,000 per month for consulting services related to Mr. Cryer’s position as Chief Technology Officer. Mr. Cryer also received 291,000 shares of Class A Common Stock upon the signing of the agreement, which vest monthly over a two-year period at a rate of 1/24th per month. This agreement was in effect until January 1, 2023, when Mr. Cryer and the Company entered into an employment agreement, pursuant to which the Company paid Mr. Cryer $20,000 per month for his services as Chief Operating Officer. On January 1, 2023, Mr. Cryer and the Company also entered into a stock option agreement, pursuant to which Mr. Cryer received a stock option to purchase 291,000 shares of Class A Common Stock at $1.00 per share upon the signing of the agreement, which vests equally over three years on each anniversary, provided Mr. Cryer remains in continuous service with the Company. This agreement was in effect until June 14, 2023, when Mr. Cryer and the Company entered into a subsequent employment agreement, pursuant to which the Company pays Mr. Cryer $20,000 per month for Mr. Cryer’s services as Chief Executive Officer and President. On June 14, 2023, Mr. Cryer and the Company also entered into a stock option agreement, pursuant to which Mr. Cryer received a stock option to purchase 412,000 shares of Class A Common Stock at $1.00 per share upon the signing of the agreement, 112,000 shares of which vest immediately and the remaining shares vest at 100,000 shares per year for three years on each anniversary, provided Mr. Cryer remains in continuous service with the Company.

On October 6, 2022, John Dames and the Company entered into an executive consulting services agreement, pursuant to which the Company paid Mr. Dames $5,000 per month for consulting services related to Mr. Dames’s position as Product Manager. Mr. Dames also received 145,000 shares of Class A Common Stock upon the signing of the agreement, which vest monthly over a two-year period at a rate of 1/24th per month. This agreement was in effect until January 1, 2023, when Mr. Dames and the Company entered into a subsequent executive consulting services agreement, pursuant to which the Company pays Mr. Dames $10,000 per month for his services as Chief Technology Officer. On January 1, 2023, Mr. Dames and the Company also entered into a stock option agreement, pursuant to which Mr. Dames received a stock option to purchase 145,000 shares of Class A Common Stock at $1.00 per share upon the signing of the agreement, which vests equally over three years on each anniversary, provided Mr. Dames remains in continuous service with the Company.

On October 30, 2022, Michael Chermak and the Company entered into an executive consulting services agreement, pursuant to which the Company pays Mr. Chermak $15,000 per month for consulting services related to his position as Secretary and Treasurer. This agreement was amended on February 1, 2023, when the board of directors increased Mr. Chermak’s consulting fees from $15,000 per month to $25,000 per month, and is still in effect.

On February 15, 2023, James Creamer and the Company entered into an executive consulting services agreement, pursuant to which the Company pays Mr. Creamer $8,000 per month for consulting services related to his position as Chief Financial Officer. This agreement is still in effect. Mr. Creamer also received a stock option to purchase 100,000 shares of Class A Common Stock at $1.00 per share upon the signing of the agreement, which vests equally over three years on each anniversary, provided Mr. Creamer remains in continuous service with the Company.

Outstanding Equity Awards at Fiscal Year-End

No executive officer named above had any unexercised options, stock that has not vested or equity incentive plan awards outstanding as of December 31, 2022.

Additional Narrative Disclosure

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan, nonqualified deferred compensation plan or other retirement benefits.

Potential Payments Upon Termination or Change in Control

See “—Executive Employment and Consulting Agreements” above.

Director Compensation

None of the directors of the Company received compensation for their service as a director during the fiscal year ended December 31, 2022.

Under their independent director agreements with us, each director nominee will receive [   ] upon the director nominee’s appointment to our board of directors immediately upon the effectiveness of the registration statement of which this prospectus forms a part. We will also reimburse each director nominee for pre-approved reasonable business-related expenses incurred in good faith in connection with the performance of the director nominee’s duties for us. As also required under the independent director agreements, we have separately entered into a standard indemnification agreement with each of our director nominee, the term of which will begin the date of the director nominee’s appointment.

2022 Equity Incentive Plan

On November 23, 2022, our board of directors approved, and our majority shareholders ratified, the Reticulate Micro, Inc. 2022 Equity Incentive Plan, or the 2022 Plan.

Purpose of the 2022 Plan: The purpose of the 2022 Plan is to advance our interests and the interests of our shareholders by providing an incentive to attract, retain and reward persons performing services for us and by motivating such persons to contribute to our growth and profitability. The maximum number of shares of Class A Common Stock that may be issued pursuant to awards granted under the 2022 Plan is 2,000,000 shares. Cancelled and forfeited stock options and stock awards may again become available for grant under the 2022 Plan. As of the date of this prospectus, we have granted 1,348,000 stock options under the 2022 Plan and 652,000 shares remain available for issuance under the 2022 Plan. We expect to grant awards for a total of [   ] under the 2022 Plan upon the effectiveness of the registration statement of which this prospectus forms a part. We intend that awards granted under the 2022 Plan be exempt from or comply with Section 409A of the Internal Revenue Code, or the Code (including any amendments or replacements of such section), and the 2022 Plan shall be so construed.

The following summary briefly describes the principal features of the 2022 Plan and is qualified in its entirety by reference to the full text of the 2022 Plan.

Awards that may be granted include: (a) Incentive Stock Options, or ISO (b) Nonstatutory Stock Options, (c) Stock Appreciation Rights, (d) Restricted Stock, (e) Restricted Stock Units, or RSUs, (f) Stock granted as a bonus or in lieu of another award, and (g) Performance Awards. These awards offer us and our shareholders the possibility of future value, depending on the long-term price appreciation of our Class A Common Stock and the award holder’s continuing service with us.

Stock options give the option holder the right to acquire from us a designated number of shares of our Class A Common Stock at a purchase price that is fixed at the time of the grant of the option. The exercise price will not be less than the market price of the Class A Common Stock on the date of grant. Stock options granted may be either incentive stock options or non-statutory stock options.

Stock appreciation rights, or SARs, which may be granted alone or in tandem with options, have an economic value similar to that of options. When an SAR for a particular number of shares is exercised, the holder receives a payment equal to the difference between the market price of the shares on the date of exercise and the exercise price of the shares under the SAR. Again, the exercise price for SARs normally is the market price of the shares on the date the SAR is granted. Under the 2022 Plan, holders of SARs may receive this payment – the appreciation value – either in cash or shares of Class A Common Stock valued at the fair market value on the date of exercise. The form of payment will be determined by us.

Restricted stock are awards of a right to receive shares of our Class A Common Stock on a future date. Restricted Stock Unit Awards are evidenced by award agreements in such form as our board of directors shall from time to time establish. Restricted stock shares can take the form of awards of restricted stock, which represent issued and outstanding shares of our Class A Common Stock subject to vesting criteria, or restricted stock units, which represent the right to receive shares of our Class A Common Stock subject to satisfaction of the vesting criteria. Restricted shares are forfeitable and non-transferable until the shares vest. The vesting date or dates and other conditions for vesting are established when the shares are awarded.

Our board of directors may grant Class A Common Stock to any eligible recipient as a bonus, or to grant stock or other awards in lieu of obligations to pay cash or deliver other property under the 2022 Plan or under other plans or compensatory arrangements.

The 2022 Plan also provides for performance awards, representing the right to receive a payment, which may be in the form of cash, shares of Class A Common Stock, or a combination, based on the attainment of pre-established goals.

All of the permissible types of awards under the 2022 Plan are described in more detail below.

Administration of the 2022 Plan: The 2022 Plan is currently administered by our board of directors. All questions of interpretation of the 2022 Plan, of any award agreement or of any other form of agreement or other document employed by us in the administration of the 2022 Plan or of any award shall be determined by the board, and such determinations shall be final, binding and conclusive upon all persons having an interest in the 2022 Plan or such award, unless fraudulent or made in bad faith. Any and all actions, decisions and determinations taken or made by the board of directors. in the exercise of its discretion pursuant to the 2022 Plan or award agreement or other agreement thereunder (other than determining questions of interpretation pursuant to the preceding sentence) shall be final, binding and conclusive upon all persons having an interest therein.

Eligible Recipients: Persons eligible to receive awards under the 2022 Plan will be those employees, consultants and directors of us or of any of our subsidiaries.

Shares Available Under the 2022 Plan: The maximum aggregate number of shares of Class A Common Stock that may be issued under the 2022 Plan shall be 2,000,000 shares and shall consist of authorized but unissued or reacquired shares of Class A Common Stock or any combination thereof, subject to adjustment for certain corporate changes affecting the shares, such as stock splits, merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend. Shares subject to an award under the 2022 Plan for which the award is canceled, forfeited or expires again become available for grants under the 2022 Plan.

Stock Options and Stock Appreciation Rights:

General. Stock options and SARs shall be evidenced by award agreements specifying the number of shares of Class A Common Stock covered thereby, in such form as the board of directors shall from time to time establish. Each Stock option grant will identify the option as an ISO or Nonstatutory Stock Option. Subject to the provisions of the 2022 Plan, the administrator has the authority to determine all grants of stock options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the administrator may determine.

Option Price. The exercise price for each stock option or SAR shall be established in the discretion of the board of directors; provided, however, that the exercise price per share for the stock option or SAR shall be not less than the fair market value of a share of Class A Common Stock on the effective date of grant of the stock option or SAR. Notwithstanding the foregoing, a stock option or SAR may be granted with an exercise price lower than the minimum exercise price set forth above if such stock option or SAR is granted pursuant to an assumption or substitution for another option in a manner qualifying under the provisions of Section 424(a) of the Code.

Exercise of Options. Stock options may be immediately exercisable but subject to repurchase or may be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the board of directors and set forth in the award agreement evidencing such stock option. No stock option or SAR shall be exercisable after the expiration of ten (10) years after the effective date of grant of such stock option or SAR. Subject to the foregoing, unless otherwise specified by the board of directors in the grant of a stock option or SAR, any stock option or SAR granted hereunder shall terminate ten (10) years after the effective date of grant of the stock option or SAR, unless earlier terminated in accordance with its provisions. The board of directors may set a reasonable minimum number of shares of Class A Common Stock that may be exercised at any one time.

Expiration or Termination. Options, if not previously exercised, will expire on the expiration date established by the administrator at the time of grant. In the case of incentive stock options, such term cannot exceed ten years provided that in the case of holders of more than 10% of our total combined voting stock, such term cannot exceed five years. Options will terminate before their expiration date if the holder’s service with our company or a subsidiary terminates before the expiration date. The option may remain exercisable for specified periods after certain terminations of employment, including terminations as a result of death, disability or retirement, with the precise period during which the option may be exercised to be established by the administrator and reflected in the grant evidencing the award.

Incentive Stock Options. Stock options intending to qualify as ISOs may only be granted to employees, as determined by the board of directors. No ISO shall be granted to any person if immediately after the grant of such award, such person would own common stock, including Class A Common Stock subject to outstanding awards held by him or her under the 2022 Plan or any other plan established by the Company, amounting to more than ten percent (10%) of the total combined voting power or value of all classes of stock of the Company. To the extent that the award agreement specifies that an Option is intended to be treated as an ISO, the Option is intended to qualify to the greatest extent possible as an “incentive stock option” within the meaning of Section 422 of the Code, and shall be so construed; provided, however, that any such designation shall not be interpreted as a representation, guarantee or other undertaking on the part of the Company that the Option is or will be determined to qualify as an ISO. If and to the extent that any shares of Stock are issued under a portion of any Option that exceeds the $100,000 limitation of Section 422 of the Code, such shares of Class A Common Stock shall not be treated as issued under an ISO notwithstanding any designation otherwise.

Restricted Stock Awards: Stock awards can also be granted under the 2022 Plan. A stock award is a grant of shares of Class A Common Stock or of a right to receive shares in the future. These awards will be subject to such conditions, restrictions and contingencies as the administrator shall determine at the date of grant. Those may include requirements for continuous service and/or the achievement of specified performance goals.

Restricted Stock Units: RSU Awards shall be evidenced by award agreements in such form as the board of directors shall from time to time establish. The purchase price for shares of Stock issuable under each RSU Award shall be established by the board of directors in its discretion. Except as may be required by Applicable Law or established by the board of directors, no monetary payment (other than applicable tax withholding) shall be required as a condition of receiving an RSU Award. Shares issued pursuant to any RSU Award may (but need not) be made subject to vesting conditions based upon the satisfaction of such Service requirements, conditions, restrictions or Performance Criteria, as shall be established by the board and set forth in the award agreement evidencing such award.

Performance Criteria: Under the 2022 Plan, Performance Criteria means business criteria including, but not limited to: revenue; revenue growth; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings per share; operating income; pre- or after-tax income; net operating profit after taxes; economic value added (or an equivalent metric); ratio of operating earnings to capital spending; cash flow (before or after dividends); cash-flow per share (before or after dividends); net earnings; net sales; sales growth; share price performance; return on assets or net assets; return on equity; return on capital (including return on total capital or return on invested capital); cash flow return on investment; total shareholder return; improvement in or attainment of expense levels; and improvement in or attainment of working capital levels or Performance Criteria. Any Performance Criteria may be used to measure the Company’s performance as a whole or any of the Company’s business units and may be measured relative to a peer group or index.

Performance Awards. Performance awards shall be evidenced by award agreements in such form as the board of directors shall from time to time establish. Each performance award shall entitle the participant to a payment in cash or Class A Common Stock upon the attainment of Performance Criteria and other terms and conditions specified by the board of directors. Notwithstanding the satisfaction of any Performance Criteria, the amount to be paid under a performance award may be adjusted by the board of directors on the basis of such further consideration as the board of directors in its sole discretion shall determine. The board of directors may, in its discretion, substitute actual Class A Common Stock for the cash payment otherwise required to be made to a participant pursuant to a performance award.

Bonus Stock and Awards in Lieu of Obligations. The board of directors may grant Class A Common Stock to any eligible recipient as a bonus, or to grant Class A Common Stock or other awards in lieu of obligations to pay cash or deliver other property under the 2022 Plan or under other plans or compensatory arrangements, provided that, in the case of participants subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of the board of directors to the extent necessary to ensure that acquisitions of Class A Common Stock or other awards are exempt from liability under Section 16(b) of the Exchange Act. Class A Common Stock or awards granted hereunder shall be subject to such other terms as shall be determined by the board of directors.

Other Material Provisions: Awards will be evidenced by a written agreement, in such form as may be approved by the administrator. In the event of various changes to the capitalization of our company, such as stock splits, stock dividends and similar re-capitalizations, an appropriate adjustment will be made by the administrator to the number of shares covered by outstanding awards or to the exercise price of such awards. The administrator is also permitted to include in the written agreement provisions that provide for certain changes in the award in the event of a change of control of our company, including acceleration of vesting. Except as otherwise determined by the administrator at the date of grant, awards will not be transferable, other than by will or the laws of descent and distribution. Prior to any award distribution, we are permitted to deduct or withhold amounts sufficient to satisfy any employee withholding tax requirements. Our board of directors also has the authority, at any time, to discontinue the granting of awards. The board also has the authority to alter or amend the 2022 Plan or any outstanding award or may terminate the 2022 Plan as to further grants, provided that no amendment will, without the approval of our stockholders, to the extent that such approval is required by law or the rules of an applicable exchange, increase the number of shares available under the 2022 Plan, change the persons eligible for awards under the 2022 Plan, extend the time within which awards may be made, or amend the provisions of the 2022 Plan related to amendments. No amendment that would adversely affect any outstanding award made under the 2022 Plan can be made without the consent of the holder of such award.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Related Persons

The following includes a summary of transactions since the beginning of our 2021 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation” above). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

●	Mohammad Ansari, our former director, received annual compensation from the Company of $45,000 in 2022 and $60,000 in 2023 under a consulting agreement for consulting services unrelated to his services as a director.

●	On August 8, 2022, the Company entered into a worldwide, perpetual and exclusive license agreement with Cytta Corporation, or Cytta, for its proprietary SUPR ISR (Superior Utilization of Processing Resources – Intelligence, Surveillance, and Reconnaissance) system. In consideration of the license agreement, Cytta was issued 5,100,000 shares of our Class A Common Stock and will receive a royalty of five percent of net sales of licensed product revenues and licensed service revenues over a ten-year period for any products containing their content.

●	Cryer Consulting Group, which is owned by Joshua Cryer, our Chief Executive Officer and President, was paid fees of $20,000 in 2022 and $20,000 in 2023 and was paid $27,362 in 2022 as reimbursements for out-of-pocket expenses.

●	On March 14, 2023, the Company entered into an Intellectual Property Purchase Agreement with Basestones Capital Ltd., for the purchase of US Patent No. 9,451,291 (Fast DWT-Based Intermediate Codec Optimized For Massively Parallel Architecture), issued on September 20, 2016, and the developed source code related to the patent. The Company made a one-time payment of $200,000 for the patent.

Promoters and Certain Control Persons

Each of Mr. Michael Chermak, our co-founder, Executive Chairman, Secretary, and Treasurer, Mr. Michael Collins, our co-founder and former director, President and Treasurer, and Mr. Mohammad Ansari, our co-founder and former director, may be deemed a “promoter” as defined by Rule 405 of the Securities Act. For information regarding compensation, including items of value, that have been provided or that may be provided to these individuals, please refer to “Executive Compensation” and “—Transactions with Related Persons” above.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of the date of this prospectus for (i) each of our named executive officers, directors and director nominees; (ii) all of our executive officers and directors as a group; and (iii) each other shareholder known by us to be the beneficial owner of more than 5% of our outstanding common stock. The following table assumes that the underwriters have not exercised the over-allotment option.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person or any member of such group has the right to acquire within sixty (60) days of the date of this prospectus. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within sixty (60) days of the date of this prospectus are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o our company, Reticulate Micro, Inc., 3255 Bayside Lakes Blvd, Ste. 106, Palm Bay, FL 32909.

	Common Stock Beneficially Owned Prior to this Offering (1)					Common Stock Beneficially Owned After this Offering (2)
Name of Beneficial Owner	Class A Common Stock	Percent of Class A Common Stock (%)	Class B Common Stock	Percent of Class B Common Stock (%)	Total Voting Power (3) (%)	Class A Common Stock	Percent of Class A Common Stock (%)	Class B Common Stock	Percent of Class B Common Stock (%)	Total Voting Power (3) (%)
Michael Chermak, Executive Chairman, Treasurer, Secretary and Director (4)	-	-	1,000,000	50.0	48.0	[ ]	[ ]	1,000,000	50.0	[ ]
Joshua Cryer, Chief Executive Officer and President	291,000	3.5	-	-	*	[ ]	[ ]	[ ]	[ ]	[ ]
John Dames, Chief Technology Officer	145,000	1.8	-	-	*	[ ]	[ ]	[ ]	[ ]	[ ]
James Creamer, Chief Financial Officer	-	-	-	-	-	[ ]	[ ]	[ ]	[ ]	[ ]
[ ], Director Nominee (5)	[ ]	[ ]	-	-	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
[ ], Director Nominee (6)	[ ]	[ ]	-	-	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
All directors and executive officers as a group (4 persons) (7)	436,000	5.3	1,000,000	50.0	48.2	[ ]	[ ]	1,000,000	50.0	[ ]
Basestones, Inc. (8)	-	-	1,000,000	50.0	48.0	[ ]	[ ]	1,000,000	50.0	[ ]
Boustead Securities, LLC (9)	1,000,000	12.1	-	-	*	[ ]	[ ]	-	-	[ ]
Cytta Corp (10)	5,100,000	61.8	-	-	2.5	[ ]	[ ]	-	-	[ ]
Makena Investment Advisors, LLC (4)	-	-	1,000,000	50.0	48.0	[ ]	[ ]	1,000,000	50.0	[ ]
The Sunshine and Rain Asset Management Irrevocable Trust (11)	600,000	7.3	-	-	*	[ ]	[ ]	-	-	[ ]

*	Less than 1%

(1)	Based on 8,257,714 shares of Class A Common Stock and 2,000,000 shares of Class B Common Stock issued and outstanding as of the date of this prospectus, respectively.

(2)	Based on [ ] shares of Class A Common Stock and [ ] shares of Class B Common Stock issued and outstanding after this offering, respectively, assuming no exercise of the underwriters’ over-allotment option and based on the estimated public offering price of $[ ] per share. Immediately after the consummation of this offering, we will file a Registration Statement on Form S-8 with the SEC to register common stock and restricted stock that were issued or that we plan to issue to certain of our employees, consultants, officers and directors pursuant to the 2022 Plan. See “Corporate History and Structure” and “Executive Compensation – Executive Employment and Consulting Agreements”. For purposes of this table, a total of [ ] shares of Class A Common Stock which will be granted to certain directors, director nominees and executive officers of the Company shortly after the filing of the Registration Statement on Form S-8 is included in the number, percentage and voting power, as applicable, of shares of Class A Common Stock or Class B Common Stock that are beneficially owned after this offering.

(3)	The holders of Class A Common Stock are entitled to one (1) vote for each share of Class A Common Stock held of record, and the holders of Class B Common Stock are entitled to one hundred (100) votes for each share of Class B Common Stock held of record, on all matters submitted to a vote of the shareholders. A total of 10,257,714 shares of common stock representing total voting power of 208,257,714 votes are outstanding as of the date of this prospectus.

(4)	The 1,000,000 shares of Class B Common Stock beneficially owned by Michael Chermak are held by Makena Investment Advisors, LLC. Makena Investment Advisors, LLC is a Nevada limited liability company. Makena Investment Advisors, LLC’s managing member is Michael Chermak, our Executive Chairman, Secretary, Treasurer and director. Makena Investment Advisors, LLC’s business address is 1023 Olive Ave, Ramona, CA 92065, USA.

(5)	Under the independent director agreement between [ ] and the Company, [ ] will be granted [ ], which will vest [ ] following the effectiveness of [his/her] independent director agreement upon the effectiveness of the registration statement of which this prospectus forms a part.

(6)	Under the independent director agreement between [ ] and the Company, [ ] will be granted [ ], which will vest [ ] following the effectiveness of [his/her] independent director agreement upon the effectiveness of the registration statement of which this prospectus forms a part.

(7)	The number of executive officers and directors will increase to 6 persons upon the consummation of this initial public offering.

(8)	Basestones, Inc. is a Nevada corporation. Basestones, Inc.’s president is Mohammad Ansari, a former director of Reticulate Micro, Inc. Mohammad Ansari is deemed to beneficially own the shares of Class B Common Stock owned by Basestones, Inc. and has sole voting and dispositive powers over its shares. Basestones, Inc.’s business address is 1901 Avenue of the Stars, #200, Los Angeles, CA 90067, USA.

(9)	Boustead Securities, LLC is a California limited liability company. Boustead Securities, LLC’s managing member is Keith Moore. Keith Moore is deemed to beneficially own the shares of Class A Common Stock owned by Boustead Securities, LLC and has sole voting and dispositive powers over its shares. Boustead Securities, LLC’s business address is 6 Venture, Suite 395, Irvine, CA 92618, USA.

(10)	Cytta Corp is a Nevada corporation. Cytta Corp is quoted on the OTC Link LLC alternative trading system, operated by OTC Markets Group, Inc., under the symbol “CYCA”. Gary Campbell, Cytta Corp’s Chief Executive Officer, Chief Financial Officer, and a member of the board of directors, is the beneficial owner of approximately 16.2% of Cytta Corp’s capital stock. No other stockholder beneficially owns more than 10.0% of Cytta Corp’s capital stock. Michael Chermak, our Executive Chairman, Secretary, Treasurer and director, is the Chief Administration Officer of Cytta Corp. Cytta Corp’s business address is 5450 W Sahara Avenue, Suite 300A, Las Vegas, NV 89146, USA.

(11)	The Sunshine and Rain Asset Management Irrevocable Trust is a Wyoming trust. Peter Schultz is the manager and trustee and is deemed to beneficially own the shares of Class A Common Stock owned by The Sunshine and Rain Asset Management Irrevocable Trust and has sole voting and dispositive powers over its shares. The Sunshine and Rain Asset Management Irrevocable Trust’s business address is 375 East Nevada Street, Ashlan, OR 97520, USA.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock currently consists of 200,000,000 shares, consisting of (i) 196,400,000 shares of Class A Common Stock, par value $0.001 per share, and (ii) 3,600,000 shares of Class B Common Stock, par value $0.001 per share.

The following description summarizes important terms of the classes of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of incorporation and our bylaws which have been filed as exhibits to the registration statement of which this prospectus is a part.

As of the date of this prospectus, there were (i) 8,257,714 shares of Class A Common Stock issued and outstanding and (ii) 2,000,000 shares of Class B Common Stock issued and outstanding.

Common Stock

The holders of Class A Common Stock are entitled to one (1) vote for each share of Class A Common Stock held of record and the holders of Class B Common Stock are entitled to one hundred (100) votes for each share of Class B Common Stock held of record on all matters submitted to a vote of the shareholders. A share of Class B Common Stock may be voluntarily converted into a share of Class A Common Stock. A transfer of a share of Class B Common Stock will result in its automatic conversion into a share of Class A Common Stock upon such transfer, subject to certain exceptions, including that the transfer of a share of Class B Common Stock to another holder of Class B Common Stock will not result in such automatic conversion. Class A Common Stock is not convertible. Other than as to voting and conversion rights, the Company’s Class A Common Stock and Class B Common Stock have the same rights and preferences and rank equally, share ratably and are identical in all respects as to all matters.

Under our articles of incorporation and bylaws, any corporate action to be taken by vote of shareholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Shareholders do not have cumulative voting rights.

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Preferred Stock

Our articles of incorporation authorize our board to issue up to 10,000,000 shares of preferred stock in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Representative’s Warrants

Upon the closing of this offering, there will be up to [          ] shares of Class A Common Stock issuable upon exercise of the representative’s warrants. See “Underwriting—Representative’s Warrants” below for a description of the representative’s warrants.

Stock Options

On November 23, 2022, we adopted the Reticulate Micro, Inc. 2022 Equity Incentive Plan, or the 2022 Plan. The purpose of the 2022 Plan is to grant restricted stock and stock options to our officers, employees, directors, advisors and consultants. The maximum number of shares of Class A Common Stock that may be issued pursuant to awards granted under the 2022 Plan is 2,000,000 shares. Cancelled and forfeited stock options and stock awards may again become available for grant under the 2022 Plan. The 2022 Plan expires on November 23, 2032. For further information, please see “Executive Compensation – 2022 Equity Incentive Plan”.

Anti-Takeover Provisions

Provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws could have the effect of delaying or preventing a third-party from acquiring us, even if the acquisition would benefit our stockholders. Such provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company.

Dual Class Structure

Under our articles of incorporation, we are authorized to issue two classes of common stock, Class A Common Stock and Class B Common Stock, and any number of classes of Preferred Stock. Class A Common Stock is entitled to one vote per share on proposals requiring or requesting shareholder approval, and Class B Common Stock is entitled to one hundred votes on any such matter. A share of Class B Common Stock may be voluntarily converted into a share of Class A Common Stock. A transfer of a share of Class B Common Stock will result in its automatic conversion into a share of Class A Common Stock upon such transfer, subject to certain exceptions, including that the transfer of a share of Class B Common Stock to another holder of Class B Common Stock will not result in such automatic conversion. Class A Common Stock is not convertible. Other than as to voting and conversion rights, the Company’s Class A Common Stock and Class B Common Stock have the same rights and preferences and rank equally, share ratably and are identical in all respects as to all matters.

In this offering, we are offering shares of Class A Common Stock. Makena Investment Advisors, LLC, which is beneficially owned by Michael Chermak, our Executive Chairman, and Basestones, Inc. own 2,000,000 shares of our outstanding Class B Common Stock, which amounts to 200,000,000 votes. Prior to the commencement of this offering, there are expected to be 8,257,714 shares of Class A Common Stock outstanding representing voting power of 8,257,714 votes, 2,000,000 shares of Class B Common Stock outstanding representing voting power of 200,000,000 votes. As a result, the holders of our Class B Common Stock control approximately 96.0% of the voting power before this offering. Following this offering, taking into consideration the shares of Class A Common Stock expected to be offered hereby, even if 100% of such shares are sold, Makena Investment Advisors, LLC and Basestones, Inc. will retain controlling voting power in the Company based on having approximately [   ]% of all voting rights. This concentrated control may limit or preclude the ability of others to influence corporate matters including significant business decisions for the foreseeable future.

Nevada Anti-Takeover Statutes

Pursuant to our articles of incorporation, we have elected not to be governed by the terms and provisions of Nevada’s control share acquisition laws (Nevada Revised Statutes 78.378 - 78.3793), which prohibit an acquirer, under certain circumstances, from voting shares of a corporation’s stock after crossing specific threshold ownership percentages, unless the acquirer obtains the approval of the issuing corporation’s stockholders. The first such threshold is the acquisition of at least one-fifth but less than one-third of the outstanding voting power.

Pursuant to our articles of incorporation, we have also elected not to be governed by the terms and provisions of Nevada’s combination with interested stockholders statute (Nevada Revised Statutes 78.411 - 78.444), which prohibits an “interested stockholder” from entering into a “combination” with the corporation, unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior two years, did beneficially own) 10 percent or more of the corporation’s voting stock, or otherwise has the ability to influence or control the corporation’s management or policies.

Bylaws

In addition, various provisions of our bylaws may also have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of the Company that a stockholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the shares held by our stockholders. Our bylaws may be adopted, amended or repealed by the affirmative vote of the holders of at least a majority of our outstanding shares of capital stock entitled to vote for the election of directors, and except as provided by Nevada law, our board of directors shall have the power to adopt, amend or repeal the bylaws by a vote of not less than a majority of our directors. Any bylaw provision adopted by the board of directors may be amended or repealed by the holders of a majority of the outstanding shares of capital stock entitled to vote for the election of directors. Our bylaws also contain limitations as to who may call special meetings as well as require advance notice of stockholder matters to be brought at a meeting. Additionally, our bylaws also provide that no director may be removed by less than a two-thirds vote of the issued and outstanding shares entitled to vote on the removal. Our bylaws also permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships. These provisions will prevent a shareholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Our bylaws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to the board of directors. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although our bylaws do not give the board of directors the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock are available for our board of directors to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including raising additional capital, corporate acquisitions and employee stock plans. The existence of our authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of the Company by means of a proxy context, tender offer, merger or other transaction since our board of directors can issue large amounts of capital stock as part of a defense to a take-over challenge. In addition, we have authorized in our articles of incorporation 10,000,000 shares of preferred stock, none of which are currently designated or outstanding. However, the board acting alone and without approval of our stockholders can designate and issue one or more series of preferred stock containing super-voting provisions, enhanced economic rights, rights to elect directors, or other dilutive features, that could be utilized as part of a defense to a take-over challenge.

Supermajority Voting Provisions

Nevada Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s articles of incorporation or bylaws, unless a corporation’s articles of incorporation or bylaws, as the case may be, require a greater percentage. Although our articles of incorporation and bylaws do not currently provide for such a supermajority vote on any matters, our board of directors can amend our bylaws and we can, with the approval of our stockholders, amend our articles of incorporation to provide for such a super-majority voting provision.

Cumulative Voting

Furthermore, neither the holders of our common stock nor the holders of our preferred stock have cumulative voting rights in the election of our directors. The combination of the present ownership by a few shareholders of a significant portion of our issued and outstanding common stock and lack of cumulative voting makes it more difficult for other shareholders to replace our board of directors or for a third party to obtain control of our company by replacing its board of directors.

Transfer Agent and Registrar

The transfer agent for our common stock is Transhare Corporation, located at Bayside Center 1, 17755 US Highway 19N, Suite 140, Clearwater, Florida 33764. Transhare’s phone number is 303-662-1112, and its website is www.transhare.com.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the conversion of convertible notes, the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Immediately following the closing of this offering, we will have [         ] shares of common stock issued and outstanding. In the event the underwriters exercise the over-allotment option in full, we will have [         ] shares of common stock issued and outstanding. The common stock sold in this offering will be freely tradable without restriction or further registration or qualification under the Securities Act.

Previously issued shares of common stock that were not offered and sold in this offering, as well as shares issuable upon the exercise of warrants and subject to employee stock options, are or will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if such public resale is registered under the Securities Act or if the resale qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least twelve months, or at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of shares of our common stock then outstanding; or

●	1% of the average weekly trading volume of our common stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Rule 701

In general, Rule 701 allows a shareholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until ninety (90) days after the date of this prospectus before selling shares pursuant to Rule 701.

Lock-Up Agreements

We, all of our directors and officers, and holders of 10% or more of our outstanding common shares have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common shares or securities convertible into or exercisable or exchangeable for our common shares for a period of 12 months from the date on which the trading of our Class A Common Shares commences. See “Underwriting—Company Lock-Up.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that is being issued pursuant to this offering. This summary is limited to Non-U.S. Holders (as defined below) that hold our common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to a Non-U.S. Holder in light of the Non-U.S. Holder’s particular investment or other circumstances. Accordingly, all prospective Non-U.S. Holders should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the ownership and disposition of our common stock.

This summary is based on provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury Regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could alter the U.S. federal income and estate tax consequences of owning and disposing of our common stock as described in this summary. There can be no assurance that the Internal Revenue Service, or IRS, will not take a contrary position with respect to one or more of the tax consequences described herein and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences of the ownership or disposition of our common stock.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an entity or arrangement treated as a partnership;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (as defined in the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such a partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships that hold our common stock and partners in such partnerships should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences that may apply to them as a consequence of owning and disposing of our common stock.

This summary does not consider any specific facts or circumstances that may apply to a Non-U.S. Holder and does not address any special tax rules that may apply to particular Non-U.S. Holders, such as:

●	a Non-U.S. Holder that is a financial institution, insurance company, tax-exempt organization, pension plan, broker, dealer or trader in securities, dealer in currencies, U.S. expatriate, controlled foreign corporation or passive foreign investment company;

●	a Non-U.S. Holder holding our common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or as hedge, straddle or synthetic security;

●	a Non-U.S. Holder that holds or receives our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; or

●	a Non-U.S. Holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding common stock.

In addition, this summary does not address any U.S. state or local, or non-U.S. or other tax consequences, or any U.S. federal income or estate tax consequences for beneficial owners of a Non-U.S. Holder, including shareholders of a controlled foreign corporation or passive foreign investment company that holds our common stock.

Each Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of owning and disposing of our common stock.

Distributions on Our Common Stock

We do not currently expect to pay any cash dividends on our common stock. If we make distributions of cash or property (other than certain pro rata distributions of our common stock) with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax rules. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in our common stock and will reduce (but not below zero) such Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain from a disposition of our common stock subject to the tax treatment described below in “— Dispositions of Our Common Stock.”

Distributions on our common stock that are treated as dividends and that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. An exception may apply if the Non-U.S. Holder is eligible for, and properly claims, the benefit of an applicable income tax treaty and the dividends are not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States. In such case, the Non-U.S. Holder may be eligible for a lower rate under an applicable income tax treaty between the United States and its jurisdiction of tax residence. Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will not be subject to the U.S. withholding tax if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. A Non-U.S. Holder treated as a corporation for U.S. federal income tax purposes may also be subject to a “branch profits tax” at a 30% rate (unless the Non-U.S. Holder is eligible for a lower rate under an applicable income tax treaty) on the Non-U.S. Holder’s earnings and profits (attributable to dividends on our common stock or otherwise) that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. The amount of taxable earnings and profits is generally reduced by amounts reinvested in the operations of the U.S. trade or business and increased by any decline in its equity.

The certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their eligibility for benefits under any relevant income tax treaty and the manner of claiming such benefits.

The foregoing discussion is subject to the discussions below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding.”

Dispositions of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (including U.S. withholding tax) on gain recognized on any sale or other disposition of our common stock unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States); in such case, the gain would be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the “branch profits tax” described above may also apply;

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in such case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by certain U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even if the Non-U.S. Holder is not treated as a resident of the United States under the Code; or

●	we are or have been a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the period that the Non-U.S. Holder held our common stock.

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC. However, because the determination of whether we are a USRPHC is made from time to time and depends on the relative fair market values of our assets, there can be no assurance in this regard. If we were a USRPHC, the tax relating to disposition of stock in a USRPHC generally will not apply to a Non-U.S. Holder whose holdings, direct, indirect and constructive, constituted 5% or less of our common stock at all times during the applicable period, provided that our common stock is “regularly traded on an established securities market” (as provided in applicable U.S. Treasury Regulations) at any time during the calendar year in which the disposition occurs. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. Holders should consult their own tax advisors regarding any possible adverse U.S. federal income tax consequences to them if we are, or were to become, a USRPHC.

The foregoing discussion is subject to the discussions below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding.”

Federal Estate Tax

Any shares of our common stock that are owned (or treated as owned) by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in that individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

Backup withholding (currently at a rate of 24%) may apply to dividends paid by U.S. corporations in some circumstances, but will not apply to payments of dividends on our common stock to a Non-U.S. Holder if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person or is otherwise entitled to an exemption. However, the applicable withholding agent generally will be required to report to the IRS (and to such Non-U.S. Holder) payments of dividends on our common stock and the amount of U.S. federal income tax, if any, withheld from those payments. In accordance with applicable treaties or agreements, the IRS may provide copies of such information returns to the tax authorities in the country in which the Non-U.S. Holder resides.

The gross proceeds from sales or other dispositions of our common stock may be subject, in certain circumstances discussed below, to U.S. backup withholding and information reporting. If a Non-U.S. Holder sells or otherwise disposes of any of our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the disposition proceeds are paid to the Non-U.S. Holder outside the United States, the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of disposition proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our common stock through a non-U.S. office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the Non-U.S. Holder is not a United States person and certain other conditions are met or the Non-U.S. Holder otherwise qualifies for an exemption.

If a Non-U.S. Holder receives payments of the proceeds of a disposition of our common stock to or through a U.S. office of a broker, the payment will be subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder provides to the broker a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or the Non-U.S. Holder otherwise qualifies for an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the Non-U.S. Holder’s U.S. federal income tax liability (which may result in the Non-U.S. Holder being entitled to a refund), provided that the required information is timely furnished to the IRS.

FATCA Withholding

The Foreign Account Tax Compliance Act and related Treasury guidance (commonly referred to as FATCA) impose U.S. federal withholding tax at a rate of 30% on payments to certain foreign entities of (i) U.S.-source dividends (including dividends paid on our common stock) and (ii) the gross proceeds from the sale or other disposition of property that produces U.S.-source dividends (including sales or other dispositions of our common stock). This withholding tax applies to a foreign entity, whether acting as a beneficial owner or an intermediary, unless such foreign entity complies with (i) certain information reporting requirements regarding its U.S. account holders and its U.S. owners and (ii) certain withholding obligations regarding certain payments to its account holders and certain other persons. Accordingly, the entity through which a Non-U.S. Holder holds its common stock may affect the determination of whether such withholding is required. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019, U.S. Treasury Regulations proposed in December 2018 eliminate such withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed U.S. Treasury Regulations until final U.S. Treasury Regulations are issued. Non-U.S. Holders are encouraged to consult their tax advisors regarding the possible application of FATCA in their particular circumstances.

UNDERWRITING

In connection with this offering, we expect to enter into an underwriting agreement with Boustead Securities, LLC, as the representative of the underwriters named in this prospectus, with respect to the Class A Common Stock in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, the representative will agree to purchase from us on a firm commitment basis the respective number of shares of Class A Common Stock at the public price less the underwriting discounts set forth on the cover page of this prospectus, and each of the underwriters has severally and not jointly agreed to purchase, and we have agreed to sell to the underwriters, at the public offering price per shares less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of Class A Common Stock listed next to its name in the following table:

Underwriter	Number of Shares
Boustead Securities, LLC

Total

The shares of Class A Common Stock sold by the underwriters to the public will initially be offered at the initial public offering price range set forth on the cover page of this prospectus. Any shares of Class A Common Stock sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $[   ] per share. If all of the shares are not sold at the initial offering price, the representative may change the offering price and the other selling terms. The representative has advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares of Class A Common Stock than the total number set forth in the table above, we have granted to the representative an option, exercisable for 45 days from the date of this prospectus, to purchase up to [        ] additional shares of Class A Common Stock at the public offering price less the underwriting discount, constituting 15% of the total number of shares of Class A Common Stock to be offered in this offering (excluding shares subject to this option). The representative may exercise this option solely for the purpose of covering over-allotments in connection with this offering. This offering is being conducted on a firm commitment basis.  Any shares of Class A Common Stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares of Class A Common Stock that are the subject of this offering.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

●	Short sales involve secondary market sales by an underwriter of a greater number of shares than they are required to purchase in the offering.

●	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the over-allotment option.

●	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the over-allotment option.

●	Covering transactions involve purchases of shares either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

●	To close a naked short position, an underwriter must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if an underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	To close a covered short position, an underwriter must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

●	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by an underwriter for its own account, may have the effect of preventing or retarding a decline in the market price of the shares of Class A Common Stock. They may also cause the price of the shares of Class A Common Stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Discounts and Expenses

The following table shows the underwriting discounts payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option that we have granted to the representative), based on the assumed initial public offering price of $[   ] per share, which is the midpoint of the price range set forth on the cover page of this prospectus:

	Per Share	Total Without Over-Allotment Option	Total With Entire Over- Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions (7%)	$	$	$
Non-accountable expense allowance (1%)	$	$	$
Proceeds, before expenses, to us	$	$	$

We have agreed to pay a non-accountable expense allowance to the representative equal to 1% of the gross proceeds received at the closing of the offering.

We have agreed to pay the representative the reasonable out-of-pocket expenses incurred by the representative in connection with this offering up to $230,000. The representative’s reimbursable out-of-pocket expenses include but are not limited to: (i) reasonable fees of representative’s legal counsel up to $100,000, (ii) due diligence and other expenses incurred prior to completion of this offering up to $50,000, (iii) road show, travel, platform on-boarding fees, and other reasonable out-of-pocket accountable expenses up to $75,000, and (iv) $5,000 for background check on our officers, directors and major shareholders and due diligence expenses. As of the date of this prospectus, we have paid the representative advances of $50,000 for its anticipated out-of-pocket costs. Such advance payments will be returned to us to the extent such out-of-pocket expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Representative’s Warrants

We have agreed to issue warrants to the representative to purchase a number of shares of Class A Common Stock equal to 7% of the total number of shares sold in this offering at an exercise price equal to the public offering price of the shares sold in this offering. The underwriters’ warrants will be exercisable upon issuance, will have a cashless exercise provision and will terminate on the fifth anniversary of the commencement date of sales in this offering. The underwriters’ warrants are not exercisable or convertible for more than five years from the commencement date of sales in this offering. The underwriters’ warrants also provide for customary anti-dilution provisions and immediate “piggyback” registration rights with respect to the registration of the shares of Class A Common Stock underlying the warrants. We have registered the underwriters’ warrants and the shares underlying the underwriters’ warrants in this offering.

The underwriters’ warrant and the underlying shares may be deemed to be compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), neither the underwriters’ warrant nor any of our shares of Class A Common Stock issued upon exercise of the underwriters’ warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the commencement date of sales in this offering, subject to certain exceptions. The underwriters’ warrant to be received by the Representative and related persons in connection with this offering: (i) fully comply with lock-up restrictions pursuant to FINRA Rule 5110(e)(1); and (ii) fully comply with transfer restrictions pursuant to FINRA Rule 5110(e)(2).

Determination of Offering Price

In determining the initial public offering price, we and the representative have considered a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the representative;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future revenue and earnings;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the Representative and us.

The estimated initial public offering price set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the representative can assure investors that an active trading market will develop for our shares of Class A Common Stock, or that the shares will trade in the public market at or above the initial public offering price.

We have agreed to indemnify the representative and the other underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the representative and the other underwriters may be required to make for these liabilities.

Right of First Refusal

We have agreed to provide the representative the right of first refusal for two (2) years following the consummation of this offering or the termination or expiration of the engagement with the representative to act as financial advisor or to act as joint financial advisor on or at least equal economic terms on any public or private financing (debt or equity), merger, business combination, recapitalization or sale of some or all of our equity or our assets.  In the event that we engage the representative to provide such services, the representative will be compensated consistent with our engagement agreement with the representative, unless we mutually agree otherwise.

Tail Rights

Following the termination or expiration of our engagement agreement with the representative, the representative shall be entitled to success fees in accordance with our engagement agreement if the Company completes a transaction with a party who became aware of the Company or who became known to the Company prior to such termination or expiration of the engagement agreement.

Company Lock-Up

We will not, without the prior written consent of the representative, from the date of execution of the Underwriting Agreement and continuing for a period of 12 months from the date on which the trading of our Class A Common Stock commences (the “Lock-Up Period”), (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, change the terms of (including to re-price) or grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. We will agree not to accelerate the vesting of any option or warrant or allow the lapse of any repurchase right prior to the expiration of the Lock-Up Period.

Our executive officers and directors and the holders of 10% or more of our outstanding common shares have agreed to a 12 month “lock-up,” during which, without the prior written consent of the representative, they shall not, directly or indirectly, (i) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any common shares or any securities convertible into or exercisable or exchangeable for common shares, owned either of record or beneficially by any signatory of the lock-up agreement on the date of the prospectus or thereafter acquired; (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares or any securities convertible into or exercisable or exchangeable for common shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common shares or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing; (iii) make any demand for or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares, or (iv) publicly announce an intention to effect any transaction described in clauses (i), (ii), or (iii).

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements do not apply to, subject in certain cases to various conditions, the following: (a) transfers (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the above restrictions, or (ii) to any trust for the direct or indirect benefit of the locked-up person or the immediate family of the locked-up person, provided that the trustee of the trust agrees to be bound in writing by the above restrictions, and provided further that any such transfer shall not involve a disposition for value; (b) the acquisition or exercise of any warrant issued by the Company, including any exercise effected by the delivery of common shares held by the locked-up person; (c) the vesting, exercise, exchange or conversion by or on behalf of the locked-up person of any securities exercisable or exchangeable for or convertible into common shares, as applicable; provided that the locked-up person does not transfer the common shares acquired on such exercise, exchange or conversion during the lock-up period, unless otherwise permitted pursuant to the terms of the lock-up agreement; or (d) the purchase or sale of the Company’s securities pursuant to a plan, contract or instruction that satisfies all of the requirements of Rule 10b5-1(c)(1)(i)(B) of the Exchange Act.

Electronic Offer, Sale and Distribution of Shares of Class A Common Stock

A prospectus in electronic format may be made available on the websites maintained by the representative. In addition, shares of Class A Common Stock may be sold by the representative to securities dealers who resell shares of Class A Common Stock to online brokerage account holders. Other than the prospectus in electronic format, the information on the representative’s website and any information contained in any other website maintained by the representative is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the representative in its capacity as representative and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of Class A Common Stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or the shares of Class A Common Stock, where action for that purpose is required. Accordingly, the shares of Class A Common Stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of Class A Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Other

On November 4, 2022, we entered into a stock purchase agreement with Boustead Securities, LLC to purchase 1,000,000 shares of our Class A Common Stock for an aggregate purchase price of $1,000. We issued these shares through our transfer agent on November 23, 2022.

LEGAL MATTERS

Bevilacqua PLLC has acted as our counsel in connection with the preparation of this prospectus. The validity of the shares of common stock covered by this prospectus will be passed upon by [  ].The underwriters have been represented in connection with this offering by ArentFox Schiff LLP.

EXPERTS

The financial statements of our company appearing elsewhere in this prospectus have been included herein in reliance upon the report of Fortune CPA, Inc, an independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing. The office of Fortune CPA, Inc is located at 333 City Blvd W 3rd Floor, Orange, CA 92868.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are materially complete but may not include a description of all aspects of such contracts, agreements or other documents, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon completion of this offering, we will be subject to the information requirements of the Exchange Act and will file annual, quarterly and current event reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Reticulate Micro, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Reticulate Micro, Inc. (the “Company”) as of December 31, 2022, and 2021 and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2021 and the results of its operations and its cash flows for the year ended December 31, 2022, and 2021 in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations. Therefore, the Company has stated the substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going Concern

As described further in Note 2 to the consolidated financial statements, the Company has incurred losses for the year ended December 31, 2022 and expects to incur additional losses in the future.

We determined the Company’s ability to continue as a going concern is a critical audit matter due to the estimation and uncertainty regarding the Company’s future cash flows and the risk of bias in management’s judgments and assumptions in estimating these cash flows.

Our audit procedures related to the Company’s assertion on its ability to continue as a going concern included the following, among others:

We reviewed the Company’s working capital and liquidity ratios and forecasted revenue, operating expenses, and uses and sources of cash used in management’s assessment of whether the Company has sufficient liquidity to fund operations for at least one year from the financial statement issuance date. This testing included inquiries with management, comparison of prior period forecasts to actual results, consideration of positive and negative evidence impacting management’s forecasts, the Company’s financing arrangements in place as of the report date, market and industry factors and consideration of the Company’s relationships with its financing partners.

/s/ Fortune CPA, Inc

We have served as the Company’s auditor since 2023.

Orange, CA

July 12, 2023

PCAOB # 6901

Reticulate Micro, Inc.

Consolidated Balance Sheets

	December 31,	December 31,
	2022	2021

ASSETS
Current assets:
Cash and cash equivalents	$832,638	$-
Prepaid expenses	15,333	-
Total current assets	847,971	-

Intangible asset, property license	5,100	-
Equipment	8,653	-
Total assets	$861,724	$-

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$114,024	$-
Common stock to be issued	1,075,111	-
Total current liabilities	1,189,135	-

Total liabilities	1,189,135	-

Commitments and contingencies	-	-

Stockholders’ Deficit:
Preferred stock, $0.001 par value, 10,000,000 shares authorized; 0 issued and outstanding as of December 31, 2022 and 2021, respectively	-	-
Common stock Class A, $0.001 par value, 196,400,000 shares authorized; 6,100,000 and 0 issued and outstanding as of December 31, 2022 and 2021, respectively	6,100	-
Common stock Class B, $0.001 par value, 3,600,000 shares authorized; 3,600,000 and 0 shares issued and outstanding as of December 31, 2022 and 2021, respectively	3,600	-
Additional paid-in capital	-	39,345
Accumulated deficit	(337,111)	(39,345)
Total stockholders’ deficit	(327,411)	-
Total liabilities and stockholders’ deficit	$861,724	$-

The accompanying notes are an integral part of these consolidated financial statements.

Reticulate Micro, Inc.

Consolidated Statements of Operations

	Year Ended December 31,	Year Ended December 31,
	2022	2021
Revenue	$-	$-
Operating expenses:
General and administrative	$224,111	$-
Research and development	63,000	21,714
Total operating expenses	287,111	21,714
Loss from operations	(287,111)	(21,714)
Other income (expense):
Impairment of goodwill	(50,000)	-
Total other income (expense)	(50,000)	-
Loss before income taxes	(337,111)	(21,714)
Provision for income taxes (benefit)	-	-
Net loss	$(337,111)	$(21,714)

Basic and diluted earnings (loss) per common share	$(0.00)	$-

Weighted-average number of common shares outstanding:
Basic and diluted	3,641,918	-

The accompanying notes are an integral part of these consolidated financial statements.

Reticulate Micro, Inc.

Consolidated Statement of Stockholders’ Deficit

	Common Stock Class A		Common Stock Class B		Additional Paid In	Accumulated	Total Stockholders’
	Shares	Value	Shares	Value	Capital	Deficit	Deficit
Balance, December 31, 2021	-	$-	-	$-	$-	$-	$-

Net loss	-	-	-	-	-	(337,111)	(337,111)

Issuance of common stock in connection with services provided	1,000,000	1,000	3,600,000	3,600	-	-	4,600
Issuance of common stock in connection with intangible assets	5,100,000	5,100	-	-	-	-	5,100

Balance, December 31, 2022	6,200,000	$6,200	3,600,000	$3,600	$-	$(337,111)	$(327,411)

The accompanying notes are an integral part of these consolidated financial statements.

.

Reticulate Micro, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,	Year Ended December 31,
	2022	2021

Cash flows from operating activities of continuing operations:
Net (loss)	$(337,111)	$(21,714)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Stock issued for services	4,711	-
Changes in operating assets and liabilities:
Prepaid expenses	(15,333)	-
Common stock subscribed	1,075,000	-
Accounts payable and accrued expenses	114,024	-
Net cash provided by (used in) operating activities	841,291	(21,714)

Cash flows from investing activities:
Capital contribution from owner	-	21,714
Purchase of capital equipment	(8,653)	-
Net cash provided by (used in) investing activities	(8,653)	21,714

Net increase (decrease) in cash and cash equivalents	832,638	-
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	$832,638	$-
Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-
Non-cash investing and financing activities:
Common stock issued for intangible asset	$5,100	$-
Impairment of goodwill	$50,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

RETICULATE MICRO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Reticulate Micro (“RM” or the “Company”) was incorporated in June 23, 2022, under the laws of the State of Nevada. Reticulate Micro is located in Las Vegas Nevada, with offices in Palm Bay Florida. Since 2022, RM has focused on developing, marketing, and delivering video-compression-based software and hardware products, built on our proprietary and patented Video Assured Secure Transmission (VAST) video compression coding and decoding algorithms and methodologies. Our technology platform offering centers on enabling the advancement of content-aware video coding and transport-aware distribution, scene and object detection for computer vision, virtual education delivery, the optimization of video distribution, and enhancing the trustworthiness of video to counter deepfake technologies.

RM’s primary business focus is the development and delivery of resilient and secure internet communications technologies (ICTs) that enhance customer experiences with high-quality and low-latency video. RM achieves this by providing video streaming technologies, platforms, and services that utilize our proprietary VAST compression methodologies, our VISION OS, and our deep bench of industry expertise. Our core product line of video encoder appliances and virtual management appliances are designed to function in austere, industrial, and virtual environments to deliver highly reliable streaming video and situational awareness, with wieldiness and ease of use for non-technical customers. RM VISION OS enhances the implementation and use of our VAST-enabled appliances by providing remote provisioning, configuration, and management. RM also provides support services that include consulting, installation support, training, bespoke systems design, integration, assembly, and testing.

RM has created a secure video, audio, and information-sharing platform ecosystem founded on our core intellectual property that delivers meaningful solutions to real world problems. Our technology will assure the creation, distribution, and delivery of higher quality video content anywhere and at any time. Our highest goal is to deliver unquestionably secure video content at the highest possible quality to meet customers’ needs for trustworthy and verifiable high-definition video.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern

The financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The Company has incurred losses since its inception, resulting in an accumulated deficit of $337,111 as of December 31, 2022, and further losses are anticipated in the development of its business.  Accordingly, there is substantial doubt about the Company’s ability to continue as a going concern.

There are no assurances that the Company will be able to either (1) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or debt financing necessary to support its working capital requirements. To the extent that funds generated from operations and any private placements, public offerings and/or debt financing are insufficient, the Company will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to the Company. If adequate working capital is not available to the Company, it may be required to curtail or cease its operations.

Due to uncertainties related to these matters, there exists a substantial doubt about the ability of the Company to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with US GAAP and are expressed in United States dollars.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to revenue recognition and contingencies. The Company bases its estimates on historical experience, known or expected trends, and various other assumptions that are believed to be reasonable given the quality of information available as of the date of these financial statements. The results of these assumptions provide the basis for making estimates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks and money market funds, the fair value of which approximates cost. The Company maintains its cash balances with a high-credit-quality financial institution. At times, such cash may be more than the Federal Deposit Insurance Corporation-insured limit of $250,000. The Company has not experienced any losses in such accounts, and management believes the Company is not exposed to any significant credit risk on its cash and cash equivalents.

Fair Value Measurements

FASB ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable.

Level 3 - Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022, and 2021. The Company uses the market approach to measure fair value for its Level 1 financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The respective carrying value of certain balance sheet financial instruments approximates its fair value. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values were estimated to approximate carrying values for these financial instruments since they are short term in nature, and they are receivable or payable on demand.

The estimated fair value of assets and liabilities acquired in business combinations and reporting units and long-lived assets used in the related asset impairment tests utilize inputs classified as Level 3 in the fair value hierarchy.

Goodwill

Goodwill is measured as the excess of consideration transferred and the net of the acquisition date fair value of assets acquired, and liabilities assumed in a business acquisition. In accordance with ASC 350, “Intangibles—Goodwill and Other”, goodwill and other intangible assets with indefinite lives are no longer subject to amortization. The Company reviews the goodwill and other intangible assets for impairment on an annual basis as of year-end or whenever events or changes in circumstances indicate carrying amount it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The carrying amount is determined based upon the assignment of the Company’s assets and liabilities, including existing goodwill, to the identified reporting units. Where an acquisition benefits only one reporting unit, the Company allocates, as of the acquisition date, all goodwill for that acquisition to the reporting unit that will benefit. In order to determine if goodwill is impaired, the Company measures the impairment of goodwill by comparing the carrying amount to the estimated fair value. If the carrying amount is in excess of its fair value, the Company recognizes an impairment charge equal to the amount in excess.

As of December 31, 2022 and December 31, 2021, the company recorded an impairment charge of $50,000 and $0, respectively.

Advertising Costs

Advertising and marketing costs are expensed as incurred. For the years ended December 31, 2022 and December 31, 2021, advertising and marketing costs expensed were $667 and $0, respectively.

Research and Development

Research and Development costs are expensed as incurred. For the years ended December 31, 2022 and December 31, 2021, research and development costs expensed were $63,000 and $21,714, respectively.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their grant date fair values. That expense is recognized over the period when an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period) or the straight-line attribution method.

Under 718-10-30-20D the determination of whether a valuation method is reasonable, or whether an application of a valuation method is reasonable, shall be made based on the facts and circumstances as of the measurement date. Factors to be considered under a reasonable valuation method include, as applicable:

a.	The value of tangible and intangible assets of the nonpublic entity

b.	The present value of anticipated future cash flows of the nonpublic entity
c.	The market value of stock or equity interests in similar corporations and other entities engaged in trades or businesses substantially similar to those engaged in by the nonpublic entity for which the stock is to be valued, the value of which can be readily determined through nondiscretionary, objective means (such as through trading prices on an established securities market or an amount paid in an arm’s-length private transaction)

As of December 31, 2022 and December 31, 2021, share-based compensation expensed as $4,711 and $0, respectively.

Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common stockholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Recent accounting pronouncements

The Company has adopted Section 360-10-35 of the FASB ASC for its long-lived assets. Pursuant to ASC Paragraph 360-10-35-17, an impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). That assessment shall be based on the carrying amount of the asset (asset group) at the date it is tested for recoverability. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value. Pursuant to ASC Paragraph 360-10-35-20 if an impairment loss is recognized, the adjusted carrying amount of a long-lived asset shall be its new cost basis. For a depreciable long-lived asset, the new cost basis shall be depreciated (amortized) over the remaining useful life of that asset. Restoration of a previously recognized impairment loss is prohibited.

Pursuant to ASC Paragraph 360-10-35-21, the Company’s long-lived asset (asset group) is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company considers the following to be some examples of such events or changes in circumstances that may trigger an impairment review: (a) significant decrease in the market price of a long-lived asset (asset group); (b) a significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition; (c) a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator; (d) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group); (e) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); and (f) a current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company tests its long-lived assets for potential impairment indicators at least annually and more frequently upon the occurrence of such events.

Although there are several other new accounting pronouncements issued or proposed by the FASB, which the Company has adopted or will adopt, as applicable, the Company does not believe any of these accounting pronouncements has had or will have a material impact on its financial position or results of operations.

3.	PREPAID EXPENSES

In December 2022, the Company purchased a market analysis tool that had an annual fee of $16,000. The amount will be amortized through the 2023 fiscal year. As of December 31, 2022 and 2021, the prepaid balance is $15,333 and $0, respectively.

4.	INTANGIBLE ASSET – PROPERTY LICENSE

On August 8, 2022, the Company entered into a worldwide, perpetual and exclusive license agreement with Cytta Corporation, or Cytta, for its proprietary SUPR ISR (Superior Utilization of Processing Resources – Intelligence, Surveillance, and Reconnaissance) system. In consideration of the license agreement, Cytta was issued 5,100,000 shares of our Class A Common Stock and will receive a royalty of five percent of net sales of licensed product revenues and licensed service revenues over a ten-year period for any products containing their content. As of December 31, 2022 and 2021, the Company recorded $5,100 and $0, respectively as an intangible asset.

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to, (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. The Company compares the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its estimated fair value. Impairment loss on long-lived assets for the years ended December 31, 2022 and 2021 was $0 and $0, respectively.

5.	EDWARE ACQUISITION

On December 30, 2022, the Company entered into an agreement with EdWare, LLC and Mazhar Hussain to purchase 100% of the membership interests of EdWare, LLC. The aggregate purchase price is $50,000. This amount will be paid in two installments, $20,000 upon signing the agreement and $30,000 upon the completion of the two-year financial audit for the years ended December 31, 2022 and December 31, 2021. The $20,000 installment was paid in January 2023.

The Acquisition is being accounted for as a business combination in accordance with ASC 805 Business Combinations. The Company has determined the fair values of the assets acquired and liabilities assumed in the Acquisition.

The Company has made an allocation of the purchase price of the Acquisition to the assets acquired and the liabilities assumed as of the purchase date. The following table summarizes the purchase price allocations relating to the Acquisition:

Provisional purchase consideration at preliminary fair value:
100% membership interest of EdWare	$50,000
Amount of consideration	$50,000

ASSETS ACQUIRED:	Fair Value Allocation
Developed technology	$46,179
Total assets acquired	$46,179

OWNER’S CONTRIBUTION:
Owner’s contribution	$(46,179)
Estimated fair value of net assets acquired	$-

Estimated fair value of net assets acquired	$-
Amount of consideration paid	50,000
Goodwill impairment	$50,000

The Company has determined that there is a significant adverse change in the extent or manner in which the developed technology purchased above is being used and therefore has recorded a full impairment of this asset as of December 31, 2022.

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Trade payables are recognized initially at the transaction price and subsequently measured at the undiscounted amount of cash or other consideration expected to be paid. Accrued expenses are recognized based on the expected amount required to settle the obligation or liability. The accounts payable balance as of December 31, 2022 and December 31, 2021 is $51,224 and $0, respectively. $50,000 of the December 31, 2022 balance is for consideration of the purchase price for all of the Subject Membership Interest in EdWare, LLC. In January 2023, the Company paid $20,000 against this accrual and will pay the remaining amount due upon the completion of the two-year financial audit.

The accrued liabilities balance as of December 31, 2022 and 2021 is $62,800 and $0, respectively. The Company accrued $58,000 for the purchase of software development and was paid in full in January 2023, and $4,800 for consulting services.

7.	STOCKHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 196,400,000 shares of Class A common stock at a par value of $0.001 and had 6,100,000 and 0 of Class A common stock issued and outstanding as of December 31, 2022 and 2021.

The Company is authorized to issue 3,600,000 shares of Class B common stock at a par value of $0.001 and had 3,600,000 and 0 of Class B common stock issued and outstanding as of December 31, 2022 and 2021.

Common Stock to be Issued in Private Placements

The Company accepted subscription agreements to issue 430,000 shares, at a price of $2.50 per share, in private placements during the year ending December 31, 2022, but had not issued the shares as of December 31, 2022. These shares have been recorded as “Class A Common Shares to be Issued”. There were no private placements of common stock during the year ended December 31, 2021.

Common Stock to be Issued for Services

The Company agreed to issue 111,334 common stock shares, at par, to existing shareholders for services provided to the Company during the year ended December 31, 2022, but had not issued the shares as of December 31, 2022. These shares have been recorded as “Class A Common Shares to be Issued”. There was no common stock issued for services during the year ended December 31, 2021.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock at a par value of $0.001 and had no preferred shares issued and outstanding as of December 31, 2022 and 2021.

8.	RELATED PARTY TRANSACTIONS

Consulting Contracts

Mohammad Ansari, our former director, received compensation from the Company of $45,000 in 2022 and $60,000 in 2023 under a consulting agreement for consulting services unrelated to his services as a director.

Michael Chermak, our Executive Chairman, received compensation from the Company of $45,000 in 2022 and $125,000 in 2023 under a consulting agreement for consulting services unrelated to his services as a director.

On October 6, 2022, the Company entered into a consulting agreement with John Dames, our Chief Technology Officer and owner of Prodjekt, for the development of SUPR ISR. Mr. Dames and Prodjekt were paid $5,000 in 2022 and $74,175 in 2023 for consulting services.

On October 1, 2022, the Company entered into a consulting agreement with Joshua Cryer to be the Company’s contract Chief Technology Officer. Mr. Cryer, who is now the Company’s Chief Executive Officer, also owns a consulting firm called Cryer Consulting Group. Cryer Consulting Group was paid fees of $20,000 in 2022 and $20,000 in 2023 and was paid $27,362 in 2022 as reimbursements for out-of-pocket expenses.

Agreements

On August 8, 2022, the Company entered into a worldwide, perpetual and exclusive license agreement with Cytta Corporation, or Cytta, for its proprietary SUPR ISR (Superior Utilization of Processing Resources – Intelligence, Surveillance, and Reconnaissance) system. In consideration of the license agreement, Cytta was issued 5,100,000 shares of our Class A Common Stock and will receive a royalty of five percent of net sales of licensed product revenues and licensed service revenues over a ten-year period for any products containing their content.

9.	SUBSEQUENT EVENTS

On March 14, 2023, the Company entered into an Intellectual Property Purchase Agreement with Basestones Capital Ltd., for the purchase of US Patent No. 9,451,291 (Fast DWT-Based Intermediate Codec Optimized For Massively Parallel Architecture), issued on September 20, 2016, and the developed source code related to the patent. The Company made a one-time payment of $200,000 for the patent.

In accordance with ASC 855-10 management has performed an evaluation of subsequent events from December 31, 2022, through the date the financial statements were available to be issued and has determined that there are no items requiring disclosure.

Reticulate Micro, Inc.

Shares of Class A Common Stock

Prospectus

           , 2023

Until and including          , 2023 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of shares of common stock being registered. All amounts, other than the SEC registration fee, NYSE American listing fee and FINRA filing fee, are estimates. We will pay all these expenses.

Amount
SEC registration fee	$	*
NYSE American listing fee		*
FINRA filing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent fees and expenses		*
Printing and related fees		*
Miscellaneous		*
Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

We are a Nevada corporation. The Nevada Revised Statutes and certain provisions of our bylaws under certain circumstances provide for indemnification of our officers, directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to our bylaws and to the statutory provisions.

In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person’s actions were in good faith, were believed to be in our best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of our Board of Directors, by legal counsel, or by a vote of our stockholders, that the applicable standard of conduct was met by the person to be indemnified.

The circumstances under which indemnification is granted in connection with an action brought on our behalf is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in our best interest and have not been adjudged liable for negligence or misconduct.

Indemnification may also be granted pursuant to the terms of agreements which may be entered into in the future or pursuant to a vote of stockholders or directors. The Nevada Revised Statutes also grant us the power to purchase and maintain insurance which protects our officers and directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by us.

To the maximum extent permitted by law, our articles of incorporation eliminate or limit the liability of our directors to us or our shareholders for monetary damages for breach of a director’s fiduciary duty as a director.

We have entered or intend to enter into separate indemnification agreements with our directors and officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our articles of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our articles of incorporation and bylaws.

We are in the process of obtaining standard policies of insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which we may make to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The underwriting agreement, filed as Exhibit 1.1 to this registration statement, will provide for indemnification, under certain circumstances, by the underwriter of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

During the past three years, we issued the following securities, which were not registered under the Securities Act.

On August 5, 2022, we issued 3,600,000 shares of Class B Common Stock in connection with the amendment to the articles of incorporation of the Company, at an issue price of $0.001 per share, for a total consideration of $3,600. All of the shares were sold to members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding capital stock, in reliance upon (i) the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws, or (ii) the provisions of Regulation S promulgated under the Securities Act.

The following table presents the amounts of Class B Common Stock issued and aggregate purchase prices paid by the members of our board of directors, executive officers or their affiliates and beneficial owners of more than 5% of our outstanding capital stock. The terms of these purchases were the same for all purchasers of our Class B Common Stock.

Stockholder	Class B Common Stock	Aggregate Purchase Price Paid
Michael Collins, Former President, Treasurer and Director	1,600,000	$1,600
Makena Investment Advisors, LLC (1)	1,000,000	$1,000
Mohammad Ansari, Former Director	1,000,000	$1,000

(1) Makena Investment Advisors, LLC is a Nevada limited liability company. Makena Investment Advisors, LLC’s managing member is Michael Chermak, our Executive Chairman, Secretary, Treasurer and director. Makena Investment Advisors, LLC’s business address is 1023 Olive Ave, Ramona, CA 92065, USA.

On August 8, 2022, we issued 5,100,000 shares of our Class A Common Stock to Cytta Corporation as part of the consideration for the worldwide, perpetual and exclusive license agreement with Cytta Corporation. We did not receive any proceeds from the issuance.

On October 1, 2022 and October 6, 2022, we entered into restricted stock award agreements to issue an aggregate of 731,834 shares of our Class A Common Stock to consultants for services rendered, including 291,000 shares to Joshua Cryer, our Chief Executive Officer and President and 145,000 shares to John Dames, our Chief Technology Officer. We issued these shares through our transfer agent on January 15, 2023. We did not receive any proceeds from the issuance.

From October 2022 to June 2023, we conducted multiple closings of a private placement offering of our Class A Common Stock and entered into certain subscription agreements with a number of accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. Pursuant to the agreements, we issued 865,880 shares of Class A Common Stock at $2.50 per share.

On November 4, 2022, we entered into a stock purchase agreement with Boustead Securities, LLC to purchase 1,000,000 shares of our Class A Common Stock for an aggregate purchase price of $1,000. We issued these shares through our transfer agent on November 23, 2022.

On March 31, 2023, we issued an aggregate of 60,000 shares of our Class A Common Stock to consultants for services rendered. We did not receive any proceeds from the issuance.

On May 22, 2023, Michael Collins, our former President, Treasurer and director, cancelled his 1,600,000 shares of Class B Common Stock in exchange for 200,000 shares of Class A Common Stock.

On June 15, 2023, we issued 300,000 shares of our Class A Common Stock to a consultant for services rendered. We did not receive any proceeds from the issuance.

Unless otherwise stated above, the issuances of these securities were made in reliance upon exemptions provided by Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D thereunder for the offer and sale of securities not involving a public offering.

No underwriter was engaged in connection with the foregoing sales of securities. The Company has reason to believe that all of the foregoing purchasers were familiar with or had access to information concerning the operations and financial conditions of the Company, and all of those individuals or entities purchasing securities represented that they were accredited investors, acquiring the shares for investment and without a view to the distribution thereof. At the time of issuance, all of the foregoing securities were deemed to be restricted securities for purposes of the Securities Act and the certificates representing such securities bore legends to that effect.

Item 16. Exhibits.

(a)	Exhibits.

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
2.1*	Agreement for the Purchase and Sale of Outstanding Membership Interests of EdWare, LLC, among Reticulate Micro, Inc., EdWare, LLC and Mazhar Hussain, dated December 30, 2022
3.1*	Articles of Incorporation of Reticulate Micro, Inc.
3.2*	Bylaws of Reticulate Micro, Inc.
4.1*	Form of Representative’s Warrant (included in Exhibit 1.1)
4.2*	Form of Placement Agent’s Warrant
5.1*	Opinion of [ ]
10.1*	Form of Private Placement Subscription Agreement
10.2*	Lease Agreement, between Reticulate Micro, Inc. and East Coast Petro, Inc., dated January 30, 2023
10.3*	Intellectual Property License Agreement, among Reticulate Micro, Inc., Cytta Corporation, Gary Campbell and Michael Collins, dated August 8, 2022
10.4*	Intellectual Property Purchase Agreement, between Reticulate Micro, Inc. and Basestones Capital Ltd., dated March 14, 2023
10.5†*	Form of Independent Director Agreement between Reticulate Micro, Inc. and each director nominee
10.6*	Form of Indemnification Agreement between Reticulate Micro, Inc. and each officer or director
10.7†*	Reticulate Micro, Inc. 2022 Equity Incentive Plan
10.8†*	Form of Stock Option Agreement for Reticulate Micro, Inc. 2022 Equity Incentive Plan
10.9†*	Form of Restricted Stock Award Agreement for Reticulate Micro, Inc. 2022 Equity Incentive Plan
10.10†*	Form of Restricted Stock Unit Award Agreement for Reticulate Micro, Inc. 2022 Equity Incentive Plan
10.11†*	Executive Consulting Services Agreement between Reticulate Micro, Inc. and Joshua Cryer, dated October 1, 2022
10.12†*	Employment Agreement between Reticulate Micro, Inc. and Joshua Cryer, dated January 1, 2023
10.13†*	Employment Agreement between Reticulate Micro, Inc. and Joshua Cryer, dated June 14, 2023
10.14†*	Executive Consulting Services Agreement between Reticulate Micro, Inc. and John Dames, dated October 6, 2022
10.15†*	Executive Consulting Services Agreement between Reticulate Micro, Inc. and John Dames, dated January 1, 2023
10.16†*	Executive Consulting Services Agreement between Reticulate Micro, Inc. and Michael Chermak, dated October 30, 2022
10.17†*	Executive Consulting Services Agreement between Reticulate Micro, Inc. and James Creamer, dated February 15, 2023
14.1*	Code of Ethics and Business Conduct
21.1*	List of Subsidiaries
23.1*	Consent of Fortune CPA, Inc
23.2*	Consent of [ ] (included in Exhibit 5.1)
24.1*	Power of Attorney (included on the signature page of this registration statement)
99.1*	Audit Committee Charter
99.2*	Compensation Committee Charter
99.3*	Nominating and Corporate Governance Committee Charter
99.4*	Consent of [ ] to be named as a director nominee
99.5*	Consent of [ ] to be named as a director nominee
107*	Filing Fee Table

*	To be filed by amendment.
†	Executive compensation plan or arrangement.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2)	That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(i)	For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	For purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Bay, State of Florida, on [   ], 2023.

Reticulate Micro, Inc.

By:
Name:	Joshua Cryer
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Joshua Cryer and Michael Chermak as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and to file a new registration statement under Rule 461, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer (Principal Executive Officer) and President	[ ], 2023
Joshua Cryer

	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	[ ], 2023
James Creamer

	Executive Chairman, Secretary, Treasurer and Director	[ ], 2023
Michael Chermak